SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RESULTS 3Q26 │ Highlights 3Q26 Operational Performance Financial results COPEL | 3Q26 | Shareholder returns 42.1% increase in hydroelectric generation (vs. 3Q25) Billed Grid Market (DisCo) 5.8% growth Benefits of investments in the asset base Grid resilience in managing the effects of extreme weather events │Financial Indicators Key Financial Highlights Recurring Ebitda R$ 1,805.9 million +35.0% compared to 3Q25 Net Recurring Income R$ 673.1 million +79.6% compared to 3Q25 Capex R$ 991.1 million in 3Q26 Financial Leverage 2.7x (net debt to Ebitda) as of September 30, 2026, in line with the new parameters of the optimal capital structure ONS Quality Award for Operations Best Hydroelectric (FDA 2nd place) and Two-Time Champion among Transmission Companies in AC Power Anefac Award 2026 Copel wins the “Brazilian Accounting Oscar” for the 4th consecutive year B3 ESG Highlight 2026 Copel is included in three major sustainability indices: ISE, ICO2, and IDIVERSA simultaneously R$ million 3Q26 3Q25 ∆% 9M26 9M25 ∆% Ebitda (R$ million) Recurring Ebitda (R$ million) Net Income (R$ million)1 Net Recurring Income (R$ million) EPS - Earnings per share (R$)2 Return on Equity (ROE)3 Ebitda margin Recurring Ebitda Margin Recurring Operating Margin Book value per share (R$)4 Net Debt-to-Equity Ratio5 Current Ratio Leverage 1,922.2 1,358.7 1,805.9 1,337.4 688.4 673.1 0.23 2.8% 27.6% 364.2 374.8 0.12 1.7% 41.5 35.0 89.0 79.6 91.7 1.1 p.p. 5,823.8 4,678.0 5,173.2 4,175.5 2,429.9 1,602.4 1,957.1 1,404.1 0.80 9.8% 0.54 7.0% 24.5 23.9 51.6 39.4 48.1 2.8 p.p. 19.9% 7.7 p.p. 27.8% 24.7% 3.1 p.p. 28.1% 14.2% 8.36 79.9% 1.4 2.7x 22.6% 5.5 p.p. 27.5% 25.3% 2.2 p.p. 8.8% 7.79 74.9% 1.0 2.8x5 5.4 p.p. 7.3 5 p.p. 40.0 — 10.4% 8.36 79.9% 1.3 2.7x 8.5% 7.79 74.9% 1.0 2.8x5 1.9 p.p. 7.3 5 p.p. 30.0 — ¹ Excludes net income from discontinued operations, which amounted to R$ 18.9 million in 3Q25 and 9M25; 2 Net income attributable to shareholders of the parent company / shares outstanding. 3 Includes shareholders’ equity at the end of the period. 4 Shareholders’ equity at the end of the period / shares outstanding. 5 Net debt / equity at the end of the period. Access link COPEL | 3Q26 | │Summary 1 Consolidated Results 3 1.1 Ebitda 3 1.2 Operating Revenue 5 1.3 Operating Costs and Expenses 6 1.3.1 Manageable Costs (PMSO) 7 1.4 Equity Income Result 9 1.5 Financial Results 9 1.6 Consolidated Net Income 10 1.7 Debt and Leverage 11 2 Investments 13 3 Copel Geração e Transmissão 14 3.1 Economic and Financial Performance 14 3.1.1 Ebitda 14 3.1.2 Recurring Manageable Costs (PMSO) 15 3.1.3 Recurring Net Income 16 3.1.4 IFRS effect on the Transmission segment 17 3.2 Operational Performance 18 3.2.1 Generation 18 3.2.2 Transmission 19 4 Trading Strategy 21 4.1 Business Context 21 4.2 Commercial Performance 21 5 Copel Distribuição (DisCo) 24 5.1 Economic and Financial Performance 24 5.1.1 Ebitda 24 5.1.2 Gross Distribution Margin: 25 5.1.3 Recurring Manageable Costs (PMSO) 26 5.1.4 Net Recurring Income 27 5.2 Operational Performance 28 5.2.1 Grid Market (TUSD) 28 5.2.2 Captive Market 28 5.2.3 Operational data 28 6 ESG performance 31 6.1 ESG in Copel's Strategy 31 6.2 Recent highlights 32 6.3 Indicators 32 6.4 Ratings, Rankings and Indexes 33 7 Other highlights from the period 34 8. Exhibits 37 COPEL | 3Q26 | 1 Consolidated Results COPEL | 3Q26 | Consolidated Results consist of the combined operations of Copel (Holding), Copel Geração e Transmissão S.A. (GenCo), Copel Distribuição S.A. (DisCo), Copel Comercialização S.A. (TradeCo), and other equity interests1. The following analyses refer to the third quarter of 2026 (3Q26) compared to the same period in 2025 (3Q25). The amounts presented in this document are expressed in thousands of Brazilian reais (R$), unless otherwise indicated. Any discrepancies in the sum of amounts or in percentage changes result from rounding. 1.1 Ebitda Copel reported Recurring Ebitda2 of R$ 1,805.9 million in 3Q26, representing a 35.0% increase compared to the R$ 1,337.4 million reported in 3Q25. This solid performance reflects the continued progress in operational synergies, rigorous discipline in capital allocation, and the strategic commercial positioning adopted by the Company. Consolidated Recurring Ebitda for the period was driven primarily by growth in the distribution segment (DisCo), which rose 70.2% (+R$ 456.8 million), and in the trading segment (TradeCo), which increased by R$ 36.4 million. Performance highlights by segment in 3Q26: DisCo (Copel Distribuição S.A.) DisCo’s Recurring Ebitda totaled R$ 1,107.7 million, a 70.2% increase (+R$ 456.8 million) compared to 3Q25. This result was primarily due to the following factors: • Periodic Tariff Reset (RTP/2026): an average effect of +8.6% on Part B, reflecting, above all, the recognition of the asset base for the rate cycle; and • Billed Grid Market revenue: a 5.8% increase between the periods analyzed, driven by higher temperatures recorded during the quarter, the continued economic expansion in the concession area, and growth in the customer base. Further details on DisCo’s performance are available in section 5.1.1. GenCo (Copel Geração e Transmissão S.A.) GenCo’s recurring Ebitda totaled R$ 688.5 million in 3Q26, a decrease of 4.5% — or R$ 32.6 million — compared to 3Q25, reflecting primarily: i. the impacts of stricter curtailment restrictions on wind power generation, which resulted in an increase of R$ 43.6 million in the generation variance line item (physical loss of 10.4%, totaling 826 GWh in 3Q26 vs. 922 GWh in 3Q25); ii. the lower volume of energy sold under bilateral contracts, resulting in a decrease of R$ 32.6 million in supply revenue; and iii. a decrease of R$ 21.1 million, resulting primarily from higher transfers to the Energy Development Account (CDE) through the 2026 Annual Tariff Adjustment (ATA) Adjustment Installment, reflecting the cumulative amount collected during the cycle by transmission companies from users of the transmission system for this charge, which had a reducing effect on revenue from this activity. 1Copel Serviços, Elejor, and other holdings in generation assets. 2 Excluding non-recurring items, fair value of energy purchases and sales (Mark-to-Market - MTM) at TradeCo, new replacement value resulting from the present value adjustment of DisCo’s indemnifiable assets (VNR), equity income accounting, and the effects of IFRS on transmission contract assets. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 3 COPEL | 3Q26 | These negative impacts were partially offset by a R$ 42.2 million reduction in costs related to the purchase of energy for resale, driven by a higher GSF (Generation Scaling Factor) and a lower Spot Price (PLD) recorded in 3Q26 compared to 3Q25. Additionally, there was an improvement of R$ 17.5 million in operating results in the Short-Term Market (MCP). Both factors stem from the more favorable hydrological conditions observed during the period. Further details on GenCo’s performance are available in section 3.1.1. TradeCo (Copel Comercialização S.A.) TradeCo’s Recurring Ebitda increased by R$ 36.4 million compared to 3Q25, reflecting primarily a R$ 37.0 million expansion in the sales margin. This result stems primarily from the higher volume of energy sold during the quarter (+6.8%), with sales under bilateral contracts standing out (+30.9%). Centrais Elétricas Rio Jordão (Elejor) Elejor’s Recurring Ebitda grew by R$ 10.9 million compared to 3Q25, totaling R$ 31.2 million. This performance was primarily driven by higher average selling prices during the quarter. The adjustment items considered for the calculation of Consolidated Recurring Ebitda are shown in the table below: R$ million Consolidated Recurring Ebitda 3Q26 3Q25 Δ% 9M26 9M25 Δ% Ebitda (-/+) Fair value on purchase and sale of energy (MTM) (-/+) Provision/Reversal for Voluntary Separation Program (VSP) indemnity (-/+) Disposal of assets / asset swap (-/+) Equity income (-/+) New Replacement Value (VNR) (-/+) IFRS effect (Corporate/Regulatory Transmission Revenue) 1,922.2 1,358.7 41.5 5,823.8 4,678.0 24.5 40.1 — (116.0) (93.0) (8.6) 61.2 42.9 (6.5) (19.2) (25.0) (23.2) — — 18.9 21.0 (10.0) (35.4) 227.7 (37.3) 149.1 (36.9) (76.7) 45.4 34.8 (116.0) (345.7) (66.4) (218.7) (202.0) (317.3) 8.3 (72.7) 336.5 1.7 121.9 (98.6) Recurring Ebitda 1,805.9 1,337.4 35.0 5,173.2 4,175.5 23.9 | Consolidated Recurring Ebitda (R$ million) +456.8 +1,337.4 Recurring Ebitda 3Q25 Δ DisCo +36.4 '+R$468.5 million +35.0% +10.9 Δ TradeCo Summary W 1,805.9-32.6-3.0 Δ Elejor Δ GenCo Δ Others* Recurring Ebitda 3Q26 *Includes Ebitda from the Holding, Copel Serviços, and eliminations and reclassifications between group companies. Results Investments GenCo TradeCo DisCo ESG Others Exhibits 4 1.2 Operating Revenue COPEL | 3Q26 | Net Recurring Operating Revenue totaled R$ 6,434.3 million in 3Q26, an increase of 8.8% compared to the R$ 5,912.2 million recorded in 3Q25. This metric excludes the effects of IFRS on the power transmission segment, the Fair Value of Indemnifiable Assets/New Replacement Value (VNR), mark-to-market (MTM) adjustments to power purchase and sale contracts, DisCo’s construction revenue, and any non-recurring effects. This positive performance was driven primarily by the factors detailed below: I. Grid Availability Revenue: R$ 580.1 million (+32.2%), driven by the adjustment to the Distribution Usage Rate (TUSD) resulting from the 2026 Periodic Tariff Reset (RTP) and by 5.7% growth in DisCo’s Grid Market. This performance was partially offset by a R$ 21.1 million decrease in transmission revenue, adjusted for the IFRS effect, due to higher transfers to the Energy Development Account (CDE) through the adjustment installment of RTA/2026; II. Revenue from sales to final customers: R$ 396.7 million (+21.1%), reflecting the adjustment of the energy tariff based on the RTP/2026 and a 6.2% increase in DisCo’s Captive Market; and III. Revenue from sales to distributors and energy traders: increased by R$ 35.8 million (+2.9%) compared to 3Q25, driven primarily by a 30.9% increase in energy sales under bilateral contracts at TradeCo — generating an additional R$ 256.4 million — and by a R$ 17.5 million increase in net income from Short-Term Market (MCP) transactions at GenCo, due to higher settlements in 3Q26 compared to 3Q25. This positive performance was partially offset by a 41.2% increase (+R$ 43.6 million) in losses from generation variances at wind farms, due to higher curtailment in 3Q26, and by a R$ 187.8 million decrease in DisCo’s energy settlements at the CCEE. The increase in Net Recurring Operating Revenue was partially offset by lower results from Sector Financial Assets and Liabilities (CVA), which decreased by R$ 498.7 million, explained by the reduction in energy purchased for resale between the periods and by the lower need to restore tariff coverage following RTP/2026 at DisCo. The following table presents the reconciliation of Operating Revenue: R$ mm Operating Revenue 3Q26 3Q25 ∆% 9M26 9M25 Δ% Net Operating Revenue (-) New Replacement Value (VNR) (-) DisCo's Construction Revenue 6,953.1 6,811.2 8.6 522.1 36.9 (76.7) 2.1 20,938.9 18,928.4 317.3 10.6 72.7 336.5 898.3 (41.9) 1,611.9 2,269.6 (29.0) (-) Fair value in energy trading (-/+) Transmission segment's revenue (IFRS Effect) Recurring Net Operating Revenue 40.1 (28.2) 42.9 (6.5) (6.7) 320.9 (19.2) (209.0) (25.0) (23.2) (35.0) 497.1 6,434.3 5,912.2 Summary Results Investments GenCo 8.8 18,781.5 16,526.1 13.6 TradeCo DisCo ESG Others Exhibits 5 | Net operating revenue COPEL | 3Q26 | Grid availability (TUSD/TUST) 37.0% Energy sales to distributors and traders 19.9% R$6,434.3 1.3 Operating Costs and Expenses Result of the sectorial financial assets and liabilities 5.4% Other operating revenues 2.4% Energy sales to final consumers 35.4% In 3Q26, Recurring Operating Costs and Expenses (excluding construction costs) totaled R$ 5,040.2 million, an increase of 1.8% compared to the R$ 4,951.3 million recorded in 3Q25. The main cost driver in the quarter was energy purchased for resale, which accounted for 59.6% of the total. Next were grid usage charges (15.7%), PMSO expenses (15.4%), and other operating expenses (9.3%). | Breakdown of Costs and Expenses Provisions and reversals 1.1% Depreciation and amortization 8.2% PMSO 15.4% R$ 5,040.2 mi Grid usage charges 15.7% Energy purchased for resale 59.6% The main changes in operating costs and expenses for the period are: I. Electric Grid Usage Charges: an increase of R$ 101.8 million (+14.8%), resulting primarily from adjustments to Basic Grid charges and a higher incidence of Reserve Energy Charges (EER) at DisCo. II. Manageable Costs (PMSO): an increase of R$ 59.8 million (+8.3%) compared to 3Q25, totaling R$ 778.5 million, driven primarily by expenses related to Personnel and Materials, partially offset by a reduction in Other Operating Costs and Expenses (as detailed in section 1.3.1); III. Depreciation and Amortization: an increase of R$ 35.3 million (+9.4%), primarily reflecting the expansion of the asset base in service resulting from the Company’s robust investment program, particularly at DisCo, in line with the regulatory strategy of the 6th Tariff Review Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 6 COPEL | 3Q26 | Cycle, concluded on June 24, 2026, which aimed to expand the Regulatory Asset Base, contributing to the creation of value for shareholders while reinforcing the quality, reliability, and safety of energy supply to consumers; IV. Electricity purchased for resale: a decrease of R$ 80.1 million (-2.6%), resulting primarily from: i. a decrease of R$ 194.5 million in energy purchases from DisCo, reflecting lower expenses at the CCEE due to improved hydrological conditions and a lower Spot Price (PLD), in addition to a reduction in energy purchased through the Surplus and Deficit Compensation Mechanism (MCSD) auctions and the lower cost of energy purchased from Itaipu HPP; and ii. a decrease of R$ 42.2 million in energy purchases by GenCo, due primarily to improved hydrological conditions between quarters, resulting in a reduction in the PLD. This reduction was partially offset by the higher volume from distributed micro and mini generation (MMGD) at DisCo and by the increase in energy costs for resale under bilateral contracts at TradeCo; V. Provisions and Reversals: a decrease of R$ 27.9 million (-32.6%), due primarily to lower provisions for the Company’s civil and labor litigation, partially offset by additions to Expected Credit Losses and Bad Debt (PECLD), totaling R$ 20.5 million, concentrated at DisCo as a result of increased energy consumption between the periods. 1.3.1 Manageable Costs (PMSO) In 3Q26, PMSO totaled R$ 778.5 million, an increase of R$ 59.8 million (+8.3%) compared to 3Q25, reflecting the trends in the following components: I. Personnel: an increase of R$ 80.6 million (+37.9%), driven by a 5.1% salary adjustment based on the National Consumer Price Index (INPC), as provided for in the 2025–2026 Collective Bargaining Agreement, and by the expansion of the workforce, which grew by 8.1% (4,594 employees at the end of 3Q26 versus 4,250 in 3Q25), particularly in operational and strategic areas. These hires are in line with the Company’s strategy to support the growth of its operations, strengthen the quality, reliability, and safety of the services provided, and expand its capacity to serve customers; II. Social Security and Welfare: an increase of R$ 5.8 million (+10.0%) due to the adjustment of the index for social security benefits and contributions in December 2025 and the organic expansion of the workforce; and III. Materials: an increase of R$ 4.9 million (+26.0%), resulting primarily from higher purchases of electrical components and equipment at DisCo, aimed at supporting the expansion and maintenance of the distribution network, as well as strengthening the Company’s ability to respond to incidents related to severe weather conditions recorded in the concession area throughout the quarter. The increase in PMSO was partially offset by a decrease of R$ 31.7 million (-22.4%) in the “Other Operating Costs and Expenses” line item, reflecting primarily lower losses from asset decommissioning at DisCo, due to the larger investment program recorded in 3Q25 compared to investments in 3Q26. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 7 COPEL | 3Q26 | The table below presents manageable costs with a comparison between quarters and year-to-date:: R$ million Recurring Manageable Costs* 3Q26 3Q25 ∆% 9M26 9M25 Δ% Staff and management Pension and Welfare Plans Material Third-party services Other operating costs and expense TOTAL 293.2 63.7 24.1 287.5 110.0 212.6 57.9 19.1 287.4 141.7 37.9 10.0 26.0 805.6 194.5 77.3 683.2 176.9 64.0 17.9 9.9 20.8 — 832.5 848.4 (1.9) (22.4) 302.3 358.8 (15.7) 778.5 718.7 8.3 2,212.2 2,131.3 3.8 * Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Separation Indemnity; and Other - disposal of assets/asset swap. Excluding the non-cash effects of provisions for variable compensation (Performance Bonus (PPD), Profit-Sharing (PLR), and Long-Term Incentives (ILP)), recurring expenses related to Staff and management showed a nominal increase of R$ 17.5 million (+9.4%) quarter-over-quarter. This change stems primarily from the 5.1% salary adjustment provided for in the Collective Bargaining Agreement (ACT 2025), effective as of October 2025, and from the expansion of the workforce. Excluding the inflationary effect of the ACT 2025, the real growth in recurring personnel costs was 4.0%, reflecting an 8.1% strategic expansion of the workforce, primarily at DisCo and GenCo. This trend is aligned with the ongoing pursuit of operational efficiency, increased execution capacity, and the maintenance of the quality of services offered to customers. R$ million Recurring Personnel Costs 3Q26 3Q25 ∆% 9M26 9M25 Δ% Staff and management (-/+) Profit sharing, PPD, and ILP 293.2 (88.6) 212.6 (25.5) 37.9 805.6 683.2 17.9 247.5 (214.7) (110.0) 95.2 TOTAL 204.6 187.1 | Changes in the workforce 9.4 590.9 573.2 Note: For calculation purposes, the analysis included permanent employees and participants in the Juvenile Apprentice Program. Summary Results Investments GenCo 3.1 TradeCo DisCo ESG Others Exhibits 8 1.4 Equity Income Result COPEL | 3Q26 | Equity Income from affiliates and jointly controlled ventures totaled R$ 93.0 million in 3Q26, representing a 149.1% increase compared to the R$ 37.3 million recorded in the same period of the previous year. This result is a direct reflection of the improved performance of GenCo’s jointly controlled utilities, following the Annual Tariff Reset in July 2026, which resulted in an average increase of 4.72%. 1.5 Financial Results Net Recurring Financial Result was a negative R$ 482.9 million in 3Q26, compared to the negative result of R$ 442.5 million reported in 3Q25. The 9.1% decrease in recurring financial income is primarily explained by a reduction of R$ 234.1 million in financial income, as follows: I. DisCo: a decrease of R$ 129.7 million due primarily to: i. a R$ 130.5 million reduction in the fair value adjustment of debt derivatives, impacted by the restatement of market curves at the end of the period, which resulted in a lower net mark-to-market gain on financial instruments compared to the previous quarter; ii. a decrease of R$ 14.5 million in interest on tax credits, related primarily to the restatement of the PIS and COFINS tax credits; and iii. lower income from financial investments of R$ 12.2 million. This result was partially offset by a R$ 38.5 million increase in net interest income from Sector Financial Assets and Liabilities, reflecting RTP/2026. II. GenCo: a decrease of R$ 85.8 million, primarily due to a reduction in the fair value adjustment of debt financial instruments. III. Holding: a decrease of R$ 16.8 million, primarily due to lower revaluation of accounts receivable related to the sale of Compagas, with a negative variation of R$ 15.4 million, following the receipt of the final installment from the divestiture in 3Q26. This result from financial income was partially offset by a R$ 193.8 million decrease in financial expenses, primarily due to following decreases: I. DisCo: R$ 99.1 million, reflecting: i. a lower fair value adjustment and swap effects on debt, totaling R$ 81.7 million; ii. a decrease of R$ 13.0 million in monetary variation and debt charges, due to the reduction in the CDI between the periods; and iii. a decline of R$ 11.1 million in the monetary restatement of litigation. II. GenCo: R$ 89.0 million, due to a reduction of R$ 76.9 million in monetary variation and debt charges, primarily resulting from the increased capitalization of charges under fixed assets in the LRCAP and the lower fair value adjustment and swap effects of debt derivatives, totaling R$ 36.6 million. This result was partially offset by an increase in the monetary variation of litigation. The table below presents Recurring Financial Income with a comparison between quarters and year-to-date: Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 9 Recurring Financial Results COPEL | 3Q26 | R$ million 3Q26 3Q25 ∆% 9M26 9M25 ∆% Financial Revenues1 Financial Expenses Total Financial Result 118.5 352.6 (66.4) 956.9 1,025.5 (6.7) (601.4) (795.1) (24.4) (2,582.6) (2,316.5) 11.5 (482.9) (442.5) 1 Excludes the effects of the renegotiation of Elejor’s UBP in the amount of R$ 284.4 million. 1.6 Consolidated Net Income 9.1 (1,625.7) (1,291.0) 25.9 Copel reported net income of R$ 688.4 million in 3Q26, compared to R$ 364.2 million in 3Q25, an increase of 89.0% (+R$ 324.2 million)3. This result is primarily attributable to the following factors: I. improved operating performance, with reported Ebitda of R$ 1,922.2 million (+41.5%), compared to Ebitda of R$ 1,358.7 million in 3Q25; II. an increase of R$ 55.7 million in Equity Income. This result was partially offset by higher expenses related to i. tax payments of R$ 163.6 million, due to improved operating performance; ii. a lower financial result of R$ 40.3 million; and iii. higher depreciation and amortization expense of R$ 35.3 million, resulting from a larger asset base due to growth in invested capital between the periods, particularly at DisCo. The main adjustments to net income in 3Q26 were: | Reconciliation of net recurring income in 3Q26 (R$ million) R$ million Net Income 3Q26 3Q25 Δ% 9M26 9M25 Δ% Net Income (-/+) Fair value on the purchase and sale of energy (MTM) (-/+) Provision/Reversal for Voluntary Separation Program (VSP) indemnity (-/+) Disposal of assets/asset swap (-/+) Renegotiation of the Elejor UBP (-/+) New Replacement Value (VNR) (-/+) IFRS Effect (Corporate/Regulatory Transmission Revenue) (-/+) Tax adjustments on non-recurring items 688.4 40.1 — (116.0) — (8.5) 61.2 7.9 364.2 42.9 89.0 (6.5) 2,429.9 1,602.4 51.6 (19.2) (25.0) (23.2) — — 18.9 21.0 (10.0) (35.4) 227.7 (116.0) (345.7) (66.4) — — (284.4) — — (36.9) (76.8) 45.4 (5.4) 34.8 — (317.3) 1.7 243.5 (72.7) 336.5 121.9 (98.6) 102.2 138.3 Recurring Net Income 673.1 374.8 79.6 1,957.1 1,404.1 39.4 Excluding non-recurring effects and non-cash items — such as VNR, MTM, and IFRS adjustments at the transmission company — Net Recurring Income from continuing operations grew 79.6% compared to 3Q25, reaching R$ 673.1 million. This performance was driven by an increase in Recurring Ebitda of R$ 468.5 million and improved Equity Income from affiliated and/or jointly controlled entities, which added R$ 55.7 million (as detailed in item 1.4). These effects were partially offset by a R$ 150.3 million increase in income tax and social contribution on net income paid on recurring items, a lower net financial result of R$ 40.3 million (as detailed in item 1.5), and higher depreciation and amortization expenses of R$ 35.3 million, due to the larger asset base. 3Result considers continuing operations Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 10 | Change in Net Recurring Income (R$ million) +55.7 +468.5 374.8-150.3-40.3-35.3 COPEL | 3Q26 | 673.1 Recurring 3Q25 Δ Recurring Ebitda 1.7 Debt and Leverage Δ Equity Income Δ Taxes Δ Financial Results Δ Depreciation Recurring 3Q26 Copel’s total consolidated debt as of September 30, 2026, was R$ 25,452.1 million, an increase of +27.0% compared to the amount recorded on December 31, 2025, of R$ 20,038.9 million. The following table and charts show the indebtedness of Copel and its subsidiaries as of September 30, 2026. | Debt by subsidiary R$ million Capital Management GenCo2 DisCo Others3 Total Total Debt1 Availability 8,964.9 1,318.5 11,710.5 1,565.2 4,781.3 5,369.8 25,456.7 5,616.5 Adjusted Net Debt 7,646.4 10,145.3 (588.5) 19,840.2 Leverage Duration (years) 2.7x 3.0 3.4 5.3 3.4 1 Includes the effect of swaps on debentures. 2 Includes Copel Geração e Transmissão S.A. (parent company). 3 Includes Copel Serviços, wind farms (Brisa Potiguar, São Bento, Cutia, Jandaíra, Vilas, Aventura, and SRMN), and transmission companies (Costa Oeste, Marumbi, and Mata de Santa Genebra). As of September 30, 2026, the Company’s consolidated leverage ratio stood at 2.7x, corresponding to net debt of R$ 19,835.6 million. Compared to the end of 3Q25, when the ratio stood at 2.8x, leverage decreased by 0.1x, reflecting the Company’s continued financial discipline. Compared to the level recorded at the end of 2025 (2.7x), the ratio remained stable. The ratio remains at a comfortable level and within the parameters defined by the Company’s optimal capital structure, which sets the target midpoint at 2.9x and a fluctuation range (band) between 2.6x and 3.2x, with convergence to 2.9x within 48 months, as per the update to the parameters guiding the optimal capital structure and the Dividend Policy published in a Material Fact on July 15, 2026. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 11 | Adjusted Net Debt/Recurring Ebitda 2.6 13,157 2.7 16,300 2.8 2.9 2.7 COPEL | 3Q26 | Net Debt 17,457 2024 2025 Mar-26 19,651 Jun-26 19,840 Sep-26 Net Debt/Recurring Ebitda* LTM *Excluding equity-method investments, includes discontinued operations, and excludes the effects of impairment, Voluntary Separation Program indemnity, mark-to-market (MTM), GSF renegotiation, losses on asset decommissioning, and gains on asset disposals and swaps. The average cost of debt decreased by 60 basis points year-over-year, reaching 12.62% p.a. as of September 30, 2026, compared to 13.22% p.a. as of September 30, 2025. The average cost fell from 92.46% to 88.73% of the CDI, reflecting greater efficiency in the management of financial liabilities and the securing of more competitive financing terms. | Debt Composition and Indexers | Amortization (R$ million) Average term: 4.8 years (vs. 4.9 years in 2025) Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 12 2 Investments COPEL | 3Q26 | In 3Q26, the amount spent under the investment program totaled R$ 991.1 million, with 56.5% coming from DisCo and 43.5% from GenCo, TradeCo, and Copel Holding. R$ million Subsidiary / SPE 3Q26 3Q25 ∆% 9M26 9M25 ∆% DisCo 559.4 GenCo Generation Hydroelectric Wind LRCAP 429.4 281.2 90.8 25.5 164.9 840.0 140.5 75.5 20.1 55.4 — (33.4) 205.6 272.5 351.7 (54.0) 1,477.2 2,317.7 1,047.1 711.5 168.7 59.9 (36.3) 313.7 121.7 40.8 80.9 233.8 484.6 313.5 (26.0) — 482.9 — — Transmission 129.8 54.8 136.9 294.0 168.4 74.6 Improvements/Reinforcement¹ Other Investments 127.5 2.3 50.4 4.4 153.0 (47.7) 287.7 6.3 158.7 9.7 81.3 (35.1) Other GenCo Projects² 18.4 10.2 80.4 41.6 23.6 76.3 Copel (Holding) 1.5 0.6 150.0 4.1 1.8 127.8 TradeCo 0.4 0.1 300.0 0.8 0.6 33.3 Copel Serviços and other equity interests3 Total 0.4 0.2 100.0 0.7 1.1 991.1 (36.4) 981.4 1.0 2,529.9 2,634.9 (4.0) 1Includes Facility Modernization Plan - PMI. 2 Includes modernization of COGT (GenCo's Operations Center), digital transformation, and investment in the operational network of GenCo 3 Includes an innovation plan in the energy sector aligned with the investment thesis, Copel's innovation programs, and ESG practices. Investments made in the DisCo are primarily allocated to the modernization and renewal of the distribution network, using standardized technologies to support automation equipment. Among the benefits are grid resilience to reduce outages and ensure service quality, lower O&M and commercial costs, and improved control of the Equivalent Duration of Interruption per Consumer Unit (DEC) and Equivalent Frequency of Interruption per Consumer Unit (FEC) indicators. The entire amount invested by DisCo during the quarter was allocated to investments in electrical assets. At GenCo, the highlights of the quarter’s investments are: i. expansion of the installed capacity of the Foz do Areia and Segredo hydroelectric plants under the Capacity Reserve Auction (LRCAP), totaling R$ 164.9 million; ii. reinforcements and improvements in the transmission segment, totaling R$ 127.5 million; and iii. maintenance and modernization of the generating units at hydroelectric plants and performance enhancements for wind power assets, totaling R$ 90.8 million and R$ 25.5 million, respectively. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 13 COPEL | 3Q26 | 3 Copel Geração e Transmissão (GenCo)(Consolidated Results) 3.1 Economic and Financial Performance 3.1.1 Ebitda GenCo reported a recurring Ebitda4 of R$ 688.5 million, an amount 4.5% or R$ 32.6 million lower than the R$ 721.1 million recorded in 3Q25. This result primarily reflects the combination of the following factors: I. Generation Change: an increase of R$ 43.6 million, resulting from a 10.4% decline in physical generation from wind farms (826 GWh in 3Q26 vs. 922 GWh in 3Q25). This performance was driven primarily by a higher curtailment rate, which rose from 34.1% in 3Q25 to 42.3% in 3Q26; II. Revenue from Supply under Bilateral Contracts and Quotas: a decrease of R$ 32.6 million, primarily due to the lower volume of energy sold (-8.1%) from the hydro portfolio between the periods, resulting from less attractive conditions for sales under bilateral contracts; III. Grid Availability Revenue: a decrease of R$ 21.1 million (adjusted for the effects of IFRS) compared to 3Q25, reflecting primarily higher payments to the CDE, through the 2026 Annual Tariff Adjustment (ATA) Adjustment Installment, which reflects the cumulative amount collected by transmission companies from transmission system users for this charge during the cycle, resulting in a reduction in revenue from this activity. The impact was partially offset by the 5.8% average increase in transmission companies’ RAP for the 2026–2027 cycle; IV. Recurring Manageable Costs (PMSO): an increase of R$ 17.4 million, as detailed in section 3.1.2; V. Revenue from Auction Supplies: a decrease of R$ 3.1 million, resulting from a review of the Company’s portfolio, including the disposal of small-scale assets and a business opportunity arising from the sale of the Baixo Iguaçu Hydroelectric Plant; and VI. Other Revenue: a decrease of R$ 1.9 million, stemming from operation and maintenance services, revenue from fines, interest income on concession bonus, and deductions on supply. The effects mentioned above were partially offset by the following positive factors: I. Cost of Electricity Purchased for Resale: a decrease of R$ 42.2 million, resulting from a more favorable hydrological scenario during the quarter (average GSF of 76.9% in 3Q26 compared to 65.0% in 3Q25); II. CCEE Supply Revenue: a R$ 17.5 million increase in earnings from MCP transactions. This performance is primarily attributable to gains from time-of-use pricing at GenCo; III. Electric Grid Usage Charges: a decrease of R$ 14.2 million, resulting from the increased weight of the locational signal in the TUST calculation and the optimization of generation assets; 4 Excluding non-recurring items and the effects of IFRS on transmission contract assets. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 14 COPEL | 3Q26 | IV. Provisions and Reversals: a decrease of R$ 13.3 million, resulting primarily from lower provisions for civil and labor litigation. The non-recurring items considered in the calculation of Recurring Ebitda are shown in the table below: R$ million Recurring Ebitda 3Q26 3Q25 Δ% 9M26 9M25 Δ% Ebitda (-/+) Disposal and swap of assets 721.3 746.7 (3.4) 2,758.1 2,681.7 2.8 — (35.4) — — (345.8) — (-/+) Reversal/provision for Voluntary Separation Program (VSP) indemnity (-/+) Equity income (-/+) IFRS effect (Corporate/Regulatory Transmission Revenue) - see item 3.1.4 Recurring Ebitda — (94.0) 61.2 — (35.6) 45.4 — 5.5 8.6 164.0 (214.9) (200.9) 34.8 1.7 121.9 (36.0) 7.0 (98.6) 688.5 3.1.2 Recurring Manageable Costs (PMSO) 721.1 (4.5) 2,550.4 2,265.5 12.6 Recurring PMSO (excluding the effects of non-recurring items, provisions, and reversals) increased by R$ 17.4 million (+8.3%) in 3Q26. This increase is primarily attributable to the following favorable factors: I. Staff and management: An increase of R$ 18.4 million, resulting from a higher provision for variable compensation, comprising Profit Sharing (PLR), the Performance Bonus (PPD), and the Long-Term Incentive (ILP), driven by the Company’s improved operating performance during the period; and II. Other Costs and Expenses: an increase of R$ 9.2 million, due to higher costs related to financial compensation for the use of water resources (CFURH), resulting from increased hydroelectric generation during the period. This increase was partially offset by a reduction in: III. Third-Party Services: a decrease of R$ 11.6 million, reflecting the insourcing of maintenance costs of the electrical system; and IV. Materials: a decrease of R$ 0.7 million, due to lower spending on materials for wind turbine maintenance. R$ million Recurring Manageable Costs* 3Q26 3Q25 ∆% 9M26 9M25 ∆% Staff and management Pension and welfare plans Material Third-party services Other operating costs and expenses TOTAL 83.8 19.0 7.8 46.6 69.4 65.4 16.9 8.6 58.2 60.2 28.1 12.5 (8.4) (20.0) 15.4 239.3 58.6 31.3 152.9 168.8 213.7 52.4 24.6 191.6 176.6 12.0 11.8 27.0 (20.2) (4.4) 226.6 209.2 8.3 650.9 658.9 (1.2) *Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Separation Program; and Others - disposal/swap of assets. Excluding the effects of PLR, PPD, and ILP, personnel costs rose 9.8%, due to an increase of 81 employees compared with the same period last year and the effect of a 5.1% salary adjustment (cumulative INPC for the 12 months through September 2025). Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 15 Recurring Personnel costs COPEL | 3Q26 | R$ million 3Q26 3Q25 Δ% 9M26 9M25 Δ% Staff and management (-/+) Profit sharing, PPD and ILP 83.8 (22.4) 65.4 (9.5) 28.1 135.8 239.3 (54.5) 213.7 (32.8) 12.0 66.2 TOTAL 61.4 55.9 9.8 184.8 180.9 2.2 3.1.3 Recurring Net Income R$ million Net Income 3Q26 3Q25 Δ% 9M26 9M25 Δ% Reported Net Income (-/+) Disposal of assets/asset swap (-/+) Provision/Reversal for Voluntary Separation Program (VSP) indemnity (-/+) IFRS effect (Revenue from Corporate/Regulatory Transfers) (-/+) Tax adjustments on non-recurring items 180.5 230.4 (21.7) 1,063.6 1,012.0 5.1 — (35.4) (100.0) — — (345.7) (100.0) — — 5.5 8.6 (36.0) 61.2 (20.8) 45.4 (3.4) 34.8 — 1.7 (2.5) 121.9 (98.6) 73.2 (103.4) Recurring Net Income 220.9 237.0 (6.8) 1,068.3 869.9 22.8 Recurring Net Income totaled R$ 220.9 million in 3Q26, a decrease of 6.8% (-R$ 16.1 million) compared to 3Q25. This performance is primarily explained by a combination of the following operational, financial, and tax factors: I. Recurring Ebitda: a decrease of R$ 32.6 million, resulting from an increase in curtailment, a reduction in revenue from bilateral contracts, and lower transmission revenue; II. Income Tax and Social Contribution: an increase of R$ 39.9 million, rising from -R$ 64.2 million in 3Q25 to -R$ 104.1 million in 3Q26, explained primarily by the utilization of tax benefits related to the payment of Interest on Equity (IoE) to the holding company in 3Q25, an event that did not occur in 3Q26; and III. Depreciation and amortization: an increase of R$ 5.2 million, in line with the higher volume of investments made between the periods. Conversely, these negative effects were partially offset by: I. Net financial income: Net financial income showed an increase of R$ 3.2 million, shifting from a net expense of R$ 269.1 million in 3Q25 to R$ 265.8 million in 3Q26. This performance is mainly explained by the reduction in debt service expenses, reflecting the lower cumulative CDI between the periods (3.37% in 3Q26 compared to 3.65% in 3Q25), which reduced the average nominal cost of debt from 12.97% p.a. to 12.27% p.a., even in the face of higher average debt levels during the period and lower income from financial investments; and II. Equity Income: an increase of R$ 58.4 million, a direct result of improved results from jointly controlled transmission companies, following the Annual Tariff Review in July 2026, with an average increase of 4.72%. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 16 | Change in Net Recurring Income (R$ million) 237.0 COPEL | 3Q26 | 58.4-32.6 3.2-39.9-5.2 220.9 Recurring 3Q25 Δ Ebitda Δ Taxes Δ D&A Δ Financial Results Δ Equity Recurring 3Q26 The following table presents the key indicators, based on Copel Geração e Transmissão’s recurring results: R$ million Recurring Key Indicators 3Q26 3Q25 Δ% 9M26 9M25 Δ% Net Operating Revenue (R$ million) Operating Costs and Expenses (R$ million) Operating Result (R$ million) Net Income (R$ million) Ebitda (R$ million) Operating Margin Net Margin Ebitda Margin Investment Program (R$ million) 3.1.4 IFRS effect on the Transmission segment 1,160.8 1,245.6 (663.8) (710.9) 263.9 220.9 688.5 291.2 237.0 721.1 (6.8) (6.6) (9.4) (6.8) (4.5) 3,913.8 3,618.2-1,935.7-1,893.8 1,345.2 1,378.0 1,068.3 869.9 2,550.4 2,265.6 8.2 2.2 (2.4) 22.8 12.6 22.7% 23.4%-0.7 p.p. 34.4% 38.1%-3.7 p.p. 19.0% 19.0% 0 p.p. 27.3% 24.0% 3.3 p.p. 59.3% 57.9% 1.4 p.p. 65.2% 62.6% 2.6 p.p. 429.4 140.5 205.6 1,047.1 313.7 233.8 For the calculation, an adjustment was made to account for the effects of applying ICPC 01/IFRIC 12 to the company’s financial statements in the Transmission segment. R$ million IFRS effect in the Transmission segment 3Q26 3Q25 Δ% 9M26 9M25 Δ% (A) Corporate revenue1 O&M revenue and effective interest Construction revenue and margin Cost of construction (B) Regulatory revenue1 284.0 272.5 101.0 (89.5) 345.3 321.3 318.8 54.5 (52.1) 366.6 (11.6) 1,060.4 797.8 (14.5) 1,038.4 789.1 85.3 71.8 (5.8) 232.7 165.7 (210.6) (156.9) 1,062.1 919.7 32.9 31.6 40.4 34.2 15.5 (B-A) IFRS effect - Difference between regulatory and corporate revenue 61.2 45.4 35.0 1.7 121.9 (98.6) (+/-) Effects on Equity of transmission companies2 (45.6) 11.3 — (77.1) (78.7) (2.0) IFRS effect in Transmission business 15.6 56.7 (72.5) (75.4) 43.2 ¹ Net of taxes and charges. ² Difference between corporate and regulatory profit of jointly owned subsidiaries in the transmission segment, proportional to GenCo's stake in the ventures. Summary Results Investments GenCo — TradeCo DisCo ESG Others Exhibits 17 3.2 Operational Performance COPEL | 3Q26 | Operating in 9 Brazilian states, GenCo manages a diversified portfolio of hydroelectric and wind power plants, totaling 6,197.3 MW of installed capacity and an average of 2,679.7 MW of Physical Guarantee. In the Transmission segment, Copel operates a network totaling 9,700 km of transmission lines and 53 basic grid substations, based on its equity interests. 3.2.1 Generation Copel’s generation portfolio consists entirely of renewable sources in operation. | Installed Capacity by Source Hydro 81.0% 6,197.3 MW Wind 19.0% GenCo’s hydroelectric generation was 42.1% higher in 3Q26 (6,263 GWh, compared to 4,406 GWh in 3Q25), due to favorable hydrological conditions during the period, influenced by the El Niño phenomenon. At wind farms, generation was 10.4% lower in 3Q26 (826 GWh, compared to 922 GWh in 3Q25), primarily due to increased curtailment in 3Q26 (42.3%, compared to 34.1% in 3Q25). Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 18 | GSF - Generation Scaling Factor (Seasonalized) 113.2% 111.0% 98.8% 101.7% 100.3% 94.6% 101.3% 81.2% 101.3% 96.3% 97.1% COPEL | 3Q26 | 76.8% 87.7% Jan source: CCEE Feb Mar Apr May Jun 2025 69.3% Jul | Average Monthly PLD - Southern Submarket (R$/MWh) 425.57 402.69 249.95 332.56 254.03 244.33 236.10 78.9% 62.6% Aug 2026 75.1% 63.0% Sep 287.17 211.67 233.39 202.98 93.83 59.21 260.34 73.6% 62.8% Oct 65.7% Nov Dec 278.02 250.18 193.64 Jan source: CCEE Feb 3.2.2 Transmission Mar Apr May Jun 2025 135.31 Jul 128.10 Aug 2026 123.74 Sep Oct Nov 265.89 Dec Copel operates 9,700 km of transmission lines across eight Brazilian states, including both its own assets and those operated in partnership with other companies. In addition to building, maintaining, and operating its own extensive power transmission network, Copel provides services to projects operated by other utilities. The transmission projects comprise 16 contracts for GenCo’s own transmission lines, including its special-purpose entities (SPEs), as well as the 6 SPEs in which GenCo holds an equity interest. RBSE Below we describe the cash flow for the portion of revenue related to the Basic Network of the Existing System (RBSE)5 for the upcoming cycles. It is important to note that these figures may change in the future as a result of tariff review processes and/or revisions to the parameters used to calculate these revenues by the regulatory agency. The figures below reflect the revision to the calculation methodology for the financial component, established by Approval Resolution No. 3,467/2025, with a negative impact of R$ 115.1 million, and have been adjusted annually based on the IPCA, in accordance with Order No. 2,268/2026. 5Refers to concession contract 060/2001, which represents 37.1% of the annual permitted revenue (RAP) for transmission by Copel Geração e Transmissão and is proportional to the equity interests. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 19 1,000.0 750.0 500.0 250.0 — 771.1 717.3 219.8 184.6 127.9 185.0 273.6 184.6 601.8 288.9 607.9 127.9 127.9 127.9 COPEL | 3Q26 | 295.0 RBSE - O&M RBSE - Economic component PRT 120/2016 RBSE - Financial component PRT 120/2016 RBNI - new projects 185.0 2026-2027 cycle 2027-2028 cycle 185.0 2028-2029 cycle 185.0 2029-2030 cycle Economic component: future amounts based on the 2026-2027 cycle (pursuant to Order No. 2,268/2026) Financial component: amounts published in Order No. 2,268/2026 RAP amounts through the 2027–2028 cycle projected based on the amounts in Order No. 2,268/2026, excluding PIS/Cofins and the Adjustment Installment. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 20 4 Trading Strategy 4.1 Business Context COPEL | 3Q26 | Copel’s marketing strategy focuses on consistent and sustainable growth, with disciplined capital allocation and active risk management, within an environment of transition and modernization in the Brazilian electricity sector. Through TradeCo, Copel consolidates its presence in the Free Contracting Environment (ACL) as a smart platform for value creation and revenue diversification, acting as a strategic partner focused on ensuring financial predictability for customers in the face of the growing volatility of the Spot Price (PLD). This approach is supported by the offering of customized products, positioning the Company to capitalize on the growth of new structural energy demands. As of September 30, 2026, the TradeCo reported: • 1,712 active customers across 23 states; and • 7,762 GWh of energy sold, an increase of 6.8% compared to the same period the previous year. The result reflects the portfolio’s commercial selectivity, prioritizing margin optimization and the balance between scale, risk, and profitability. 4.2 Commercial Performance In the third quarter of 2026, the volume of energy sold from the GenCo's portfolio (hydro and wind) totaled 4,801 GWh, representing a 2.3% increase compared to 3Q25. This change stems from a combination of two main factors: • An increase in the volume settled on the short-term market (CCEE), driven by a more favorable GSF in 3Q26 compared to 3Q25, which expanded the allocation and physical sale of hydroelectric power surpluses; and • Expansion of the commercial portfolio and selectivity in the Free Contracting Environment (ACL), with greater reach and the origination of new customized bilateral contracts by the TradeCo, offsetting the impacts of wind power curtailment. Conversely, the medium and long-term contracting strategy remains focused on capturing favorable price windows in future time horizons. Attention was primarily focused on the year 2027, pricing in the hydrological effects and volatility resulting from the El Niño climate phenomenon, whose structural impact is not expected to extend to forward prices from 2028 onward. Combined with sales growth, the profitability achieved in the quarter is the result of dynamic and active portfolio management, as well as the exploitation of market asymmetries: • Hourly Curves (Hydro Modulation): Generation during the hours of highest value and peak PLD generated gains of approximately R$ 44.1 million in 3Q26; • Submarket Arbitrage and Hedging: The depreciation of the Southern submarket resulted in a negative impact of R$ 0.2 million. This year-over-year decline, caused by an unfavorable divergence from the PLD and margin compression, was significantly mitigated by positive hedging transactions throughout the period. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 21 COPEL | 3Q26 | • Delinquency: Even in the face of a more challenging industry environment and greater aversion to counterparty risk, Copel maintained a delinquency rate of just 0.01% on energy sales, demonstrating the robustness of its controls and the quality of its portfolio; • Active Market Monitoring: Continuous monitoring using quantitative risk metrics — including Value at Risk (VaR 95%), drawdown limits, and liquidity indicators — ensuring protection against unfavorable short-term exposures; and • Commercial Presence and Customized Solutions: Copel’s institutional strength, combined with a consultative sales force and the ability to structure flexible products, supported growth in market share in the Free Contracting Environment (ACL), totaling 1,712 active customers and 7,762 GWh sold (+6.8% year-over-year). | Consolidated Sales (GWh) 4,693 1,195 3,498 4,801 1,296 2.3% 3,505 3Q25 3Q26 Wind Farms GenCo + FDA + Bela Vista | Energy balance The energy balance sheet presented reflects the Company’s strategy of maintaining a robust and diversified portfolio, combining its own resources and power purchase and sale agreements in effect as of September 30, 2026. The breakdown of the contracted portfolio and average selling prices illustrates how Copel manages hydrological, regulatory, and market risks, balancing cash flow predictability with commercial flexibility to operate efficiently and maximize earnings throughout the electricity sector’s cycles. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 22 COPEL | 3Q26 | (MWavg) Energy balance - GenCo - Sep./26 2026 2027 2028 2029/2030(5) Own Resources - Hydro GenCo (1) GPS (CCGF) (2) Bela Vista + FDA Own Resources - Wind Farms (3) 1,890 1,291 73 526 544 1,928 1,291 73 564 544 Purchases 154 177 41 10 1,901 1,291 73 537 544 1,920 1,291 73 556 544 Total Own Resources + Purchases 2,588 2,622 2,505 2,482 Total Sold 2,205 2,150 1,824 1,179 Sales (Regulated) 706 706 706 706 Sales (Regulated) % 27% 27% 28% 28% Sales (Free Market) 1,499 1,444 1,118 473 Sales (Free Market) % 58% 55% 45% 20% Total Available 383 472 681 1,303 Total Available (%) 15% 18% 27% 52% Average price of energy sold (R$/MWh)(4) 200.11 207.56 210.88 225.51 Reference: September/26 (1) Includes GPS 30% (formerly CCGF). Does not include Elejor and Foz do Chopim. (2) GPS 70% (quota regime). (3) Does not include Voltália Wind Complex. (4) Average gross energy price (with PIS/COFINS and without ICMS). The GPS CCGF RAG is not considered in the calculation of average prices. (5) Weighted average based on the resources of both periods. | Energy balance (Hydro + Wind) P-MIX (R$/MWh) 200.11 15% 85% 207.56 18% 210.88 27% 225.51 52% 82% 2026 Availability Hydro (%)1 2027 2026 Availability 73% 2028 2027 Sales 48% 2029-2030 2028 20% 26% 40% 2029-2030 77% (1) Does not include: (i) GPS CCGF (Quotas) (73 MWavg); and (ii) 96% for the Mauá Hydroelectric Plant (or 184 MWavg) and its contracts, insured against GSF fluctuations. Energy Balance Notes: (i) net of losses and internal consumption; (ii) assuming constant GFs for wind SPEs across all periods; (iii) taking into account energy purchases in each period; (iv) prices were adjusted according to contractual adjustment indices, from the respective reference dates through September 2026; (v) the CCGF’s RAG (quota) for GPS was excluded from the calculation of average prices; (vi) average energy prices are gross, including PIS/COFINS and excluding ICMS; (vii) the Physical Guarantee of the power plants in effect as of September 30, 2026, was taken into account; (viii) the Mauá Hydroelectric Plant has 96% GSF insurance; (ix) short-term ballast sales transactions are not considered; and (X) for the 2029–2030 figures, this refers to the weighted average of total own resources plus purchases for the respective years. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 23 5 Copel Distribuição (DisCo) 5.1 Economic and Financial Performance 5.1.1 Ebitda COPEL | 3Q26 | DisCo reported a recurring Ebitda of R$ 1,107.7 million in 3Q26, an increase of 70.2% (R$ 456.8 million) compared to 3Q25. Performance during the period was driven primarily by the Periodic Tariff Reset (RTP/2026) of June 2026, which generated an average positive effect of 8.6% on Part B, primarily reflecting the recognition of the asset base for the rate cycle, as well as by the 5.8% growth in the Billed Grid Market, already taking into account the deduction of energy offset by Mini and Micro Distributed Generation (MMGD). Market expansion was driven by higher temperatures, which boosted consumption; continued economic growth in Paraná; and a 1.9% increase in the customer base over the period. The following table shows the change in recurring Ebitda and non-recurring adjustments: R$ million Recurring Ebitda 3Q26 3Q25 ∆% 9M26 9M25 ∆% Ebitda (-/+) Provision/Reversal for Voluntary Separation Program (VSP) indemnity (-/+) New Replacement Value (VNR) Recurring Ebitda 1,116.3 687.8 — (8.5) — (36.9) 62.3 — (76.8) 2,939.7 1,973.6 49.0 13.2 (317.3) 12.2 (72.7) 8.2 336.5 1,107.8 650.9 70.2 2,635.6 1,913.1 37.8 The increase in recurring Ebitda was driven by a combination of the following factors: I. an increase of R$ 470.9 million (+45.9%) in the distribution gross margin (as detailed in item 5.1.2), an indicator that reflects the amount retained by the distributor to cover the costs of its operations, after deducting costs directly associated with the purchase of electricity and Sector Charges. II. a reduction of R$ 13.9 million in provisions and reversals due to a R$ 34.5 million decrease in the provision for litigation, partially offset by a R$ 20.5 million increase in Expected Credit Losses and Bad Debt (PECLD); and III. an increase of R$ 8.6 million in other revenue, resulting primarily from infrastructure-sharing revenue; The increase in recurring Ebitda between the periods analyzed was partially offset by a R$ 36.5 million (+8.3%) increase in Recurring Manageable Costs (PMSO) compared to 3Q25, as detailed in section 5.1.3 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 24 5.1.2 Gross Distribution Margin: COPEL | 3Q26 | R$ million Gross Distribution Margin 3Q26 3Q25 ∆% 9M26 9M25 ∆% Electricity sales to final customers Electricity sales to distributors and energy traders Electricity Grid Availability Net income from Sector Financial Assets and Liabilities Net Operating Revenue from Distribution (-) Electricity Purchased for Resale 1,934.9 1,463.7 2.0 2,171.6 1,556.8 346.7 4,455.2 4,049.3 183.4 (98.9) 39.5 32.2 5,313.4 4,770.0 30.2 11.4 284.7 (89.4) 5,614.8 4,782.3 17.4 845.4 (59.0) 1,701.1 1,408.2 20.8 10.0 12,659.5 11,245.2 12.6 2,150.3 2,344.8 (8.3) 6,651.7 6,170.3 (-) Electricity Grid Usage Charges Gross Distribution Margin 807.7 678.2 19.1 2,225.9 2,024.5 7.8 9.9 1,497.2 1,026.3 The key results for the margin were: I. 45.9 3,781.9 3,050.4 24.0 a R$ 614.8 million increase in Revenue from Available Funds, reflecting the 23.91% adjustment in the TUSD (RTP/2026) and the 5.7% increase in consumption in the Grid Market (excluding MMGD). Market performance was driven primarily by the residential and commercial segments, benefiting from higher temperatures recorded during the quarter and the continued expansion of economic activity within the concession area; II. an increase of R$ 471.2 million in Revenue from electricity sales to final customers, reflecting a 6.2% growth in energy consumption in the Captive Market and the effect of the June 2026 rate adjustment, which raised the electricity rate by 13.39%; III. a decrease of R$ 194.5 million in Energy Purchased for Resale due to lower energy consumption under auction contracts; reduced costs in the MCP due to the decline in the PLD resulting from more favorable hydrological conditions; and lower energy consumption at Itaipu. This change was partially offset by the higher volume of energy from the MMGD compensation system between the periods; IV. a decrease of R$ 498.7 million in CVA (Sector Financial Assets and Liabilities) as a result of the tariff hedge covering costs related to Part A, particularly due to lower energy purchases; V. a reduction of R$ 181.4 million in Revenue from electricity sales to to distributors and energy traders, reflecting the lower average PLD during the period under review, which impacted settlements in the MCP (CCEE) and revenue from bilateral contracts; and VI. an increase of R$ 129.5 million in Electricity Grid Usage Charges, due to higher costs related to the use of the Basic Grid’s transmission infrastructure, resulting from increased consumption. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 25 5.1.3 Recurring Manageable Costs (PMSO) COPEL | 3Q26 | R$ million Recurring Manageable Costs (PMSO) ¹ 3Q26 3Q25 ∆% 9M26 9M25 ∆% Staff and management Pension and welfare plans Material Third-party services Other operating costs and expenses TOTAL 161.3 41.8 15.7 234.2 26.0 115.8 38.1 10.3 216.4 61.8 39.2 9.7 52.4 8.2 (57.9) 442.7 127.2 44.1 646.4 103.1 387.8 115.5 38.3 617.9 154.7 478.9 442.4 8.3 14.2 10.1 15.1 4.6 (33.4) 1,363.5 1,314.2 3.8 ¹ Excludes the effects of the following non-recurring items: Personnel - Reversal/provision for Voluntary Separation Program Recurring PMSO (excluding the effects of non-recurring items, provisions, and reversals) increased by R$ 36.5 million (+8.3%) in 3Q26 compared to 3Q25. This increase is primarily explained by the following factors: I. a R$ 45.4 million (+39.2%) increase in Personnel costs, primarily reflecting the 5.1% salary adjustment resulting from the Collective Bargaining Agreement (ACT, effective as of October 2025) and the restructuring of the workforce aimed at strengthening operations and improving service quality; II. an increase of R$ 17.8 million in third-party service costs, reflecting the intensification of maintenance on the electrical system, which was prioritized to mitigate the emergency impacts resulting from the El Niño climate phenomenon; III. an increase of R$ 5.4 million in Materials, particularly electrical supplies for maintenance and fuel, resulting from fleet maintenance needs and support for emergency incidents during the period; and IV. a decrease of R$ 35.9 million in Other Operating Costs and Expenses, mainly due to lower losses from the decommissioning of assets and rights, reflecting the lower number of fixed asset write-offs in the distribution network. R$ million Recurring Personnel Costs 3Q26 3Q25 ∆% 9M26 9M25 ∆% Staff and management (-/+) Profit sharing, PPD and ILP* TOTAL 161.3 (43.3) 118.0 115.8 (14.8) 101.0 39.2 442.7 192.0 (106.9) (72.7) 387.8 14.1 47.2 16.8 335.8 315.2 6.5 Recurring personnel expenses, excluding the effects of profit-sharing (PLR), performance-based bonuses (PPD), and long-term incentives (ILP), increased by R$ 17.0 million, primarily reflecting a 5.1% salary adjustment (cumulative INPC for the 12 months through September 2025). Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 26 5.1.4 Net Recurring Income COPEL | 3Q26 | R$ million Net Income 3Q26 3Q25 Δ% 9M26 9M25 Δ% Net Income (-/+) Provision/Reversal for Voluntary Separation Program (VSP) indemnity (-/+) New Replacement Value (VNR) (-/+) Tax Adjustments on Non-Recurring Items 476.5 — (8.6) 2.9 225.3 111.4 1,174.7 610.7 92.3 — — 13.2 12.2 8.2 (36.9) (76.7) 12.5 (76.8) (317.3) 103.4 (72.7) 336.5 20.6 402.8 Recurring Net Income 470.8 201.0 134.2 974.0 570.8 70.6 Net Recurring Income reached R$ 470.8 million in 3Q26, an increase of 134.3% (+R$ 269.9 million) compared to 3Q25. This improved result was driven by the company’s operating performance during the period, with a R$ 456.8 million increase in Recurring Ebitda. On the non-operating side, the result was influenced by: I. Net financial income declined by R$ 30.7 million, due to: a. A 66.7% decline in financial income (-R$ 129.7 million): driven by the adjustment of market curves at the end of the quarter, resulting in lower net gains from the mark-to market (MtM) valuation of debt instruments; b. A 26.5% reduction in financial expenses (-R$ 99.1 million): a mitigating effect driven by lower debt service expenses due to the lower cumulative CDI (3.37% in 3Q26 vs. 3.65% in 3Q25), in addition to lower currency fluctuations and swap costs, offsetting the impact of funding raised during the period. II. by a R$ 30.6 million (+17.1%) increase in depreciation and amortization expenses, resulting from the expansion of the asset base in service; and III. by a R$ 125.6 million increase in income tax and social contribution, due to higher taxable income for the period. | Change in Net Recurring Income (R$ million) 456.8 201.0-125.6-30.6 470.8-30.7 Recurring 3Q25 Summary Results Δ Recurring Ebitda Investments Δ Taxes GenCo Δ D&A Δ Financial Results Recurring 3Q26 TradeCo DisCo ESG Others Exhibits 27 COPEL | 3Q26 | The following table presents the key indicators, based on DisCo’s recurring results: Recurring Key Indicators 3Q26 3Q25 ∆% 9M26 9M25 ∆% Net Operating Revenue1 (R$ million) Operating Costs and Expenses (R$ million) 4,604.4 4,190.0 9.9 13,100.1 11,643.8 12.5 3,706.8 3,718.5 (0.3) (11,083.3) (10,250.6) 8.1 Operating Income (R$ million) Net income (R$ million) Ebitda (R$ million) Operating Margin Net Margin Ebitda Margin Investment Program (R$ million) 1 Excludes Construction Revenue, As Well As Non-recurring Items 5.2 Operational Performance 5.2.1 Grid Market (TUSD) 687.0 470.8 291.5 201.0 1,107.7 650.9 135.7 134.2 70.2 1,308.4 974.0 2,635.6 14.9% 7.0% 7.9 p.p. 10.0% 10.2% 4.8% 5.4 p.p. 7.4% 840.0 824.2 570.8 1,913.1 7.1% 4.9% 58.7 70.6 37.8 2.9 p.p. 2.5 p.p. 24.1% 15.5% 8.6 p.p. 20.1% 16.4% 3.7 p.p. 559.4 (33.4) 1,477.2 2,317.7 (36.3) In 3Q26, electricity consumption in DisCo’s Grid Market (TUSD) grew 5.7% compared to the same period last year. Billed Grid Market revenue, which excludes a portion of the energy offset by MMGD, increased by 5.8% in 3Q26 compared to 3Q25. This result stems primarily from strong performance in the residential and commercial segments. This growth was driven by higher temperatures, which boosted consumption during the period, and by the continued expansion of economic activity and services in Paraná. Additionally, lower solar radiation in the region reduced energy generation from Mini and Micro Distributed Generation (MMGD) systems, increasing the demand billed by Copel’s grid. 5.2.2 Captive Market The Captive Market saw a 6.2% increase in electricity consumption in 3Q26 compared to the same period of the previous year. Billed Captive Market consumption, which includes energy offset by MMGD, rose 6.4% in 3Q26, in line with the factors that drove the expansion of the Grid Market. 5.2.3 Operational data DisCo holds a concession valid through July 7, 2045, whose service quality criteria (Equivalent Duration of Interruption per Consumer Unit (DEC) and Equivalent Frequency of Interruption per Consumer Unit (FEC)) are defined by Aneel. The Company has acted promptly to restore power supply and prevent vegetation encroachment on the grid, which has helped maintain service quality indices within regulatory limits. For the DEC, the cumulative result for the last 12 months (LTM) calculated in September 2026 was 6.64 hours, while for the FEC it was 4.12 outages, both within the established regulatory limit. It should be noted that, among the periods comprising the 12-month period (LTM), the data for 3Q26 are preliminary. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 28 DEC (Measured in hours and hundredths of an hour) COPEL | 3Q26 | FEC (Measured in terms of outage frequency and fraction) 9.29 7.47 7.47 9.19 7.96 7.96 8.69 7.97 8.35 7.92 8.14 7.17 7.88 6.64 7.97 7.92 7.17 6.64 6.84 5.09 5.09 6.8 5.1 5.1 6.39 5.41 5.93 5.36 5.8 4.65 5.36 4.12 5.41 2021 2022 2023 Performed 2024 2025 Regulatory threshold LTM 3Q26 (*) (¹) Preliminary data for 3Q26, which is included in the LTM results. 2021 2022 2023 Performed 5.36 2024 4.65 2025 Regulatory threshold 4.12 LTM 3Q26 (*) Losses - Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, and are categorized as Technical and Non-Technical. Technical losses are inherent to the electricity distribution activity, while non-technical losses stem primarily from theft (illegal connections, direct diversion from the grid), fraud (meter tampering or diversion), and errors in meter reading, measurement, and billing. The table below shows the trend in total losses (technical and non-technical): GWh - 12 Months Sep-22 Sep-23 Sep-24 Injected Energy Distribution Losses Technical Losses² Non-Technical Losses 35,216 2,651 2,038 614 35,781 2,746 2,070 676 39,056 3,090 2,260 830 Sep-25¹ 39,610 2,948 2,292 656 Sep-26 41,344 3,350 2,567 782 ¹As established by the result of Public Consultation - CP 09/2024 (Order nº 1,220/2025) ² Does not include losses from the Basic Network Non-Technical Losses, calculated as the difference between total losses and technical losses, are associated, among other factors, with the socioeconomic conditions of the concession areas, the characteristics of the market served, and the effectiveness of the distributor’s management and oversight processes. In this context, Copel maintains a Permanent Program to Combat Non-Technical Losses, developed by specialized multidisciplinary teams and supported by measurement, monitoring, and analytical intelligence technologies, with a focus on preventing, identifying, and rectifying irregularities, recovering revenue, and improving operational efficiency. Among the key initiatives are: • Intelligence and Analytical Modeling: Use of data, smart meter alarms, and analytical models for the effective screening of anomalies and prioritization of inspections at medium and low-voltage facilities; • Multidisciplinary Approach: Integration among measurement, consumption analysis, operational intelligence, and inspection teams in the investigation and resolution of discrepancies; • Investment in Technology: Continuous modernization of meters, field equipment, and systemic monitoring tools; • Technical Training: Ongoing training to enhance the capabilities of operational teams combating fraud; Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 29 COPEL | 3Q26 | • Engagement and Awareness: Educational initiatives and awareness campaigns through the media and notices on bills; • Institutional and Legal Coordination: Joint operations with public security forces and formal referral of evidence of illegal activity to the competent authorities, in accordance with current regulations. As provided for in the concession agreement, the pass-through of losses via rates is limited to Aneel's regulatory cap. In line with this target, DisCo reported total losses in September 2026 that were 0.46% below the permitted limit. This result reflects the revised targets set forth in CP 09/24 and the recent impacts of the Periodic Tariff Reset (RTP 2026). Losses 7.9 7.6 7.5 7.7 8.2 8.6 8.1 7.6 7.6 Sep-22 Sep-23 Sep-24 Total losses/Injected energy (%) Summary Results Investments GenCo 7.4 Sep-25 Sep-26 Regulatory Framework (%) TradeCo DisCo ESG Others Exhibits 30 6 ESG performance 6.1 ESG in Copel's Strategy COPEL | 3Q26 | Copel incorporates ESG (Environmental, Social, and Governance) principles into its corporate strategy, basing its actions on the material issues identified through stakeholder consultation and on the guidelines established by the Sustainability Policy. Integrity is a cross-cutting value that guides all of the company’s practices, reinforcing its commitment to ethics, transparency, and compliance. This approach is complemented by voluntary commitments aligned with the Global Compact Principles and the UN Sustainable Development Goals (2030 Agenda). Priority SDGs by Copel ESG in Copel’s strategy aims to promote a systemic and comprehensive culture of sustainability, driven by stakeholders, and material issues guide programs and initiatives that generate shared value, minimize risks, and maximize opportunities. On the environmental front, decarbonization, climate adaptation and resilience, biodiversity, and eco-efficiency guide projects and initiatives, such as the Carbon Neutrality Plan, through which the Company is taking steps to offset its direct carbon emissions by 2030. Copel invests in 100% renewable energy, researches alternative sources, and reduces greenhouse gas emissions, reinforcing its commitment to combating climate change. In the social sphere, the “People” pillar is central, with a focus on employee health and safety, human rights, and diversity. Copel values the promotion of a healthy work environment, with a goal of zero fatal accidents, acting fairly and inclusively toward employees and stakeholders, while also strengthening engagement with communities. In governance, Copel adopts a structured and transparent approach, with an emphasis on the Integrity Program, which is grounded in the Code of Conduct and aligned with the principles of the Global Compact. The program implements initiatives aimed at risk prevention, the promotion of an ethical culture, and the ongoing engagement of employees. The Company also maintains robust risk management and internal controls, ensuring compliance with standards and regulations and strengthening governance at all organizational levels. ESG performance is continuously monitored through indicators and external assessments, such as the ISE from [B]³, the CSA from S&P Global, and the CDP. In this way, Copel integrates its strategy across the board, committed to sustainable development, creating value for society, and strengthening corporate governance.Additional details on sustainability management and the integration of ESG factors into corporate strategy can be found in Copel’s Integrated Report, available on the Sustainability Portal of the Investor Relations website. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 31 6.2 Recent highlights COPEL | 3Q26 | • Copel is once again included in the IDIVERSA B3: Copel has once again been included in the IDIVERSA B3 portfolio, the Brazilian stock exchange’s leading index focused on publicly traded companies that stand out for their commitment to and promotion of diversity. Its uninterrupted inclusion in the index—from 2023 through the 2026 portfolio—reaffirms the importance of strengthening internal practices and governance in this area. • Professional training program supported by Copel trains 22 female refugees in Curitiba: The initiative aims to promote the integration of female refugees into the Brazilian labor market through professional training and the strengthening of financial autonomy. Through this initiative, the company reaffirms its commitment to the environmental, social, and governance (ESG) agenda, as well as the promotion of human rights. • Copel is recognized as one of the highest-rated companies in the Latin American electricity sector: Copel was recognized as one of the highest-rated companies in the Latin American electricity sector in the 2026 edition of the Latin America Executive Team. The results reflect the market’s perception of the quality of management, corporate governance, and companies’ relationships with investors, based on evaluations by professionals who continuously monitor the performance of publicly traded companies in the region. 6.3 Indicators Regarding the scope 1 GHG indicator (tCO2), the data refer to direct greenhouse gas emissions from Copel's operations (fleet, land use change, and fugitive emissions), calculated every six months. The 2026 data will be audited later by a third party. Environmental Indicator 3Q26 3Q25 Δp.p 9M26 9M25 Δ Renewable sources (% Installed Capacity) Renewable sources (% Energy Generated) Scope 1 GHG emissions (tCO2)¹ (*) Scope 2 GHG emissions (tCO2)² (*) 100.0 100.0 — — 100.0 100.0 — — — 100.0 100.0 100.0 100.0 — — — 3,853.2 4,937.7 (1,084.5) — — 82,628.1 169,117.0 (86,488.9) ¹Scope 1 refers to direct greenhouse gas emissions from Copel's operations (fleet, land use change, and fugitive emissions), calculated every six months. The 2026 data will be verified later by a third party. ²Scope 2 refers to indirect greenhouse gas emissions from Copel's operations (electricity consumption and loss) - GHG emissions are calculated every six months. (*) Scope 1 and 2 values expressed as absolute change (tCO2e), rather than p.p. Social Indicator 3Q26 3Q25 Δp.p 9M26 9M25 Δp.p Women at Copel (% of Own Employees) Women at Copel (% Third-Party Employees) Accident frequency rate - TFIFR (% Own Employees) Accident frequency rate - TFIFR (% Third-Party Employees) 21.0 21.3 1.2 2.1 22.5 14.5 0.8 2.9 (1.5) 6.8 0.4 (0.8) 21.0 21.3 1.2 2.1 22.5 14.5 0.8 2.9 (1.5) 6.8 0.4 (0.8) TFIFR: Lost time injury frequency rate. This rate represents, in relation to one million man-hours of exposure to risk, the number of contractors involved in lost time accidents or fatal cases during the period considered. ABNT – NBR 14280: 2001 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 32 COPEL | 3Q26 | Governance Indicator 3Q26 3Q25 Δp.p 9M26 9M25 Δp.p Women in leadership positions (%) Women on the Board of Directors (%) Independent directors (%) Complaints resolved through the Complaints Channel (%)* 21.3 11.1 88.8 69.0 22.2 11.1 88.8 95.0 *The indicator considers the completion of investigations in the period analyzed/year. The Company analyzes 100% of the complaints received. 6.4 Ratings, Rankings and Indexes Index (0.9) — — (26.0) 21.3 11.1 88.8 69.0 22.2 11.1 88.8 95.0 (0.9) — — (26.0) 88.21% Ranking Ranked 10th CSA Score 84 A Yes Yes Medium Risk AA Reference Year 2026 2026 2025 2026 2026 2026 2026 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 33 7 Other highlights from the period COPEL | 3Q26 | 7.1 Conclusion of the divestment of equity interest in HPP Dona Francisca On August 6, the Company concluded the sale of its equity interest in Dona Francisca Energética S.A. to Gerdau S.A. Upon the closing of the transaction, Copel received the full amount of R$ 150,719,205.75. The divestment reaffirms Copel's commitment to optimizing its portfolio, simplifying its corporate structure, and focusing investments on strategic assets. For more information, please access Notice to the Market 13/26. 7.2 Copel is the largest company in Paraná and the 5th largest in the South On October 13, the 2026 edition of the ranking of the 100 Largest Companies in Paraná was released. Created by Grupo AMANHÃ in partnership with PwC Brasil, the ranking consolidates Copel as the largest company in Paraná and the fifth largest in the Southern Region. This recognition reflects Copel's commitment to service quality, financial discipline, and investments. 7.3 Copel is awarded for accounting quality and transparency On October 14, the Company received the 2026 Transparency Trophy, awarded by the National Association of Finance, Administration, and Accounting Executives (Anefac) in recognition of the quality, clarity, and consistency of the information disclosed to the market and society. 7.4 Copel is awarded as the best Power Generation and Transmission Company in Brazil On October 21, the Company was recognized by the ONS (National Grid Operator) as the best hydroelectric power generator - with Foz do Areia securing second place - and the best alternating current transmission utility in the country during the ONS Operational Quality Award ceremony. The award recognizes agents that stand out for their contribution to the safety, reliability, and efficiency of the National Interconnected System (SIN). 7.5 Copel Receives National Recognition for Its Performance in Sustainability, Climate, and Diversity Copel was recognized by Brasil, Bolsa, Balcão - B3 for simultaneously being included in the 2026 portfolios of the Corporate Sustainability Index (ISE B3), the Carbon Efficiency Index (ICO2 B3), and the Diversity Index (Idiversa B3). This achievement reflects the company’s progress in corporate governance, transparency, climate change management, and the promotion of diversity and inclusion — criteria evaluated by B3 in determining the key sustainability indicators for the Brazilian market. 7.6 Copel Wins the “Connections That Inspire” Award Copel took 2nd place in the 6th edition of the “Connections That Inspire” Award for its “Iluminando Gerações” (Lighting Up Generations) program, an initiative aimed at raising awareness among children and adolescents about the safe and efficient use of electricity. With over 50 years of history, the program serves students in grades 3 through 9 of elementary school, promoting knowledge Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 34 COPEL | 3Q26 | about electrical safety, conscious consumption, and the preservation of natural resources. The initiative originated from the volunteer work of the Company’s employees, who recognized the importance of educating children about the risks associated with electricity. Over the years, the initiative has evolved into a structured, ongoing program with broad social reach, reinforcing Copel’s commitment to education, safety, and the development of the communities it serves. Organized by the Corporate Volunteer Community (CBVC), the “Connections That Inspire” Award recognizes organizations that encourage their employees to engage in initiatives capable of generating positive impact and sustainable social transformation. 7.7 Creation of the Vice-Presidency of Operations The Board of Directors approved the creation of the Vice-Presidency of Operations, which integrates the Company's operational management with the generation, transmission, distribution, and trading segments. To lead the Vice-Presidency of Operations, Mr. Rogério Pereira Jorge was nominated. The executive, currently the Chief Executive Officer of Copel GenCo, has over 28 years of experience in the Brazilian electricity sector and, if approved, will be inaugurated into the new Vice Presidency on January 4, 2027. For more information, please access Notice to the Market 15/26. 7.8 Delisting of Latibex Shares On October 30, the Board of Directors of BME Markets & Exchanges approved the request for the delisting of shares issued by Copel on the Latin American Stock Market (Latibex), a segment of the Madrid Stock Exchange. The delisting is aligned with Copel's corporate simplification strategy. For further information, please access Material Fact 07/26. Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 35 Disclaimer COPEL | 3Q26 | Information contained in this document may include forward-looking statements and reflects management’s current perceptions and outlook regarding the evolution of the macroeconomic environment, industry conditions, the Company’s performance, and financial results. Any statements, expectations, capabilities, plans, and projections contained in this document that do not describe historical facts — such as information regarding the declaration of dividend payments, the future direction of operations, the implementation of relevant operational and financial strategies, the investment program, and the factors or trends affecting the financial condition, liquidity, or results of operations — are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 and involve various risks and uncertainties. There is no guarantee that such results will occur. The statements are based on various factors and expectations, including economic and market conditions, industry competitiveness, and operational factors. Any changes in such expectations and factors may cause actual results to differ materially from current expectations. Investor Relations ri@copel.com Phone: +55 (41) 3331-4011 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits 36 8. Exhibits Consolidated Results Result by Subsidiary INCOME STATEMENTS GENCO INCOME STATEMENT BALANCE SHEET DISCO INCOME STATEMENT CASH FLOW TRADECO INCOME STATEMENT EBITDA AND FINANCIAL RESULT The remaining tables are available on the Investor Relations website. To access them, click here. Summary Results Investments GenCo TradeCo DisCo ESG Others 37 Exhibits │CONSOLIDATED RESULTS - Income Statement R$ '000 Income Statement 3Q26 3Q25 Δ% 9M26 9M25 Δ% OPERATING REVENUES 6,953,118 6,811,177 2.1 20,938,880 18,928,417 10.6 Electricity sales to final customers 2,274,955 1,878,258 21.1 6,251,490 5,982,373 4.5 Electricity sales to distributors 1,277,379 1,241,556 2.9 4,078,554 3,357,229 21.5 Use of the main distribution and transmission grid 2,307,857 1,752,729 31.7 6,265,165 5,212,408 20.2 Construction revenue 623,105 952,822 (34.6) 1,844,596 2,435,282 (24.3) Fair value of assets from the indemnity for the concession 8,557 36,909 (76.8) 317,327 72,651 336.8 Result of Sectorial financial assets and liabilities 346,698 845,437 (59.0) 1,701,132 1,408,164 20.8 Other operating revenues 114,567 103,466 10.7 480,616 460,310 4.4 (-/+) Recurring Adjustments (518,777) (898,992) (42.3) (2,157,436) (2,402,235) (10.2) RECURRING NET OPERATING REVENUE 6,434,341 5,912,185 8.8 18,781,444 16,526,182 13.6 OPERATING COSTS AND EXPENSES (5,535,744) (5,866,333) (5.6) (16,554,826) (15,545,166) 6.5 Electricity purchased for resale (3,003,390) (3,083,439) (2.6) (8,928,810) (7,899,201) 13.0 Charge of the main distribution and transmission grid (788,857) (687,026) 14.8 (2,217,539) (2,080,127) 6.6 Personnel and management (293,242) (212,592) 37.9 (824,501) (704,166) 17.1 Pension and healthcare plans (63,754) (57,932) 10.0 (194,537) (176,884) 10.0 Materials and supplies (24,055) (19,122) 25.8 (77,281) (64,036) 20.7 Third-party services (287,462) (287,408) — (832,487) (848,418) (1.9) Depreciation and amortization (411,796) (376,524) 9.4 (1,221,068) (1,092,755) 11.7 Provisions and reversals (57,640) (85,565) (32.6) (249,735) (240,010) 4.1 Construction cost (611,566) (950,376) (35.7) (1,822,593) (2,426,558) (24.9) Other cost and expenses 6,018 (106,349) (105.7) (186,275) (13,011) 1331.7 (-/+) Recurring Adjustments 495,548 915,025 (45.8) 1,725,468 2,101,794 (17.9) RECURRING OPERATING COSTS AND EXPENSES (5,040,196) (4,951,308) 1.8 (14,829,358) (13,443,372) 10.3 EQUITY IN EARNINGS OF SUBSIDIARIES 92,983 37,329 149.1 218,651 202,001 8.2 PROFIT BEFORE FINANCIAL RESULTS AND TAXES 1,510,357 982,173 53.8 4,602,705 3,585,252 28.4 PROFIT BEFORE FINANCIAL RESULTS AND RECURRING TAXES 1,487,128 998,206 49.0 4,170,737 3,284,811 27.0 FINANCIAL RESULTS (482,851) (442,561) 9.1 (1,341,297) (1,290,947) 3.9 Financial income 118,472 352,570 (66.4) 1,241,314 1,025,522 21.0 Financial expenses (601,323) (795,131) (24.4) (2,582,611) (2,316,469) 11.5 (-/+) Recurring Adjustments — — — (284,424) — — RECURRING FINANCIAL RESULT (482,851) (442,561) 9.1 (1,625,721) (1,290,947) 25.9 OPERATIONAL EXPENSES/ INCOME 1,027,506 539,612 90.4 3,261,408 2,294,305 42.2 RECURRING OPERATING INCOME 1,004,277 555,645 80.7 2,545,016 1,993,864 27.6 INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT (339,075) (175,437) 93.3 (831,474) (691,901) 20.2 Income tax and social contribution on profit (282,627) (72,813) 288.2 (538,230) (225,119) 139.1 Deferred income tax and social contribution on profit (56,448) (102,624) (45.0) (293,244) (466,782) (37.2) (-/+) Recurring Adjustments 7,898 (5,450) (244.9) 243,573 102,151 138.4 RECURRING INCOME TAX AND SOCIAL SECURITY CONTRIBUTIONS (331,177) (180,887) 83.1 (587,901) (589,750) (0.3) NET INCOME continuing operations 688,431 364,175 89.0 2,429,934 1,602,404 51.6 REPORTED NET INCOME continuing operations 673,100 374,758 79.6 1,957,115 1,404,114 39.4 NET INCOME discontinued operations — 18,898 — — 18,898 — NET INCOME 688,431 383,073 79.7 2,429,934 1,621,304 49.9 NET RECURRING INCOME 673,100 393,656 71.0 1,957,115 1,423,012 37.5 Ebitda continued operations 1,922,153 1,358,697 41.5% 5,823,773 4,678,007 24.5 % RECURRING EBITDA 1,805,941 1,337,401 35.0% 5,173,154 4,175,565 23.9 % COPEL | 3Q26 | 38 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits │CONSOLIDATED RESULTS - Balance Sheet R$ '000 Assets Sep-26 Dec-25 Δ% CURRENT 13,156,274 10,881,654 20.9 Cash and cash equivalents 5,052,790 3,130,363 61.4 Bonds and securities 4,090 895 357.0 Collaterals and escrow accounts 9 9 — Customers 4,604,220 4,300,957 7.1 Dividends receivable 175,038 141,297 23.9 Sectorial financial assets 825,317.0 400,463 106.1 Account receivable related to concession 14,931 12,867 16.0 Contract Assets 433,063 392,594 10.3 Fair value in energy purchase and sale operations 271,285 263,645 2.9 Other current receivables 832,075 1,050,086 (20.8) Inventories 153,825 173,398 (11.3) Income tax and social contribution 295,322 502,825 (41.3) Other current recoverable taxes 428,788 426,106 0.6 Prepaid expenses 65,521 60,972 7.5 Related parties — — — Assets held for sale — 25,177 (100.0) NON-CURRENT 51,362,489 49,532,802 3.7 Long Term Assets 20,533,136 19,065,339 7.7 Bonds and securities 658,100 690,886 (4.7) Other temporary investments 43,837 30,627 43.1 Customers 155,227 162,189 (4.3) Judicial deposits 346,865 373,949 (7.2) Sectoral financial assets 872,199 400,463 117.8 Account receivable related to concession 5,153,759 4,590,579 12.3 Contract Assets 9,854,271 9,202,412 7.1 Fair value in energy purchase and sale operations 696,338 597,856 16.5 Other non-current receivables 900,971 794,296 13.4 Income tax and social contribution 105,122 102,589 2.5 Deferred income tax and social contribution 786,592 991,404 (20.7) Other non-current recoverable taxes 943,585 1,127,582 (16.3) Prepaid expenses 16,270 507 3,109.1 Investments 2,935,635 2,849,002 3.0 Property, plant and equipment, net 8,518,086 8,145,552 4.6 Intangible assets 19,119,111 19,206,609 (0.5) Right to use an asset 256,521 266,300 (3.7) TOTAL 64,518,763 60,414,456 6.8 COPEL | 3Q26 | 39 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits COPEL | 3Q26 | R$ '000 CURRENT Sep-26 CURRENT LIABILITIES Payroll, social charges and accruals Accounts payable to related parties Accounts payable to suppliers Income tax and social contribution payable Other taxes due Loans and financing Debentures Derivative financial instruments Dividend payable Post-employment benefits Sectorial charges payable Research and development and Energy efficiency Accounts payable related to concession Sectorial financial liabilities Lease liability Fair value in the purchase and sale of power Other accounts payable Provision for allocation of PIS and Cofins credits NONCURRENT LIABILITIES Payroll, social charges and accruals Accounts payable to related parties Accounts payable to suppliers Deferred income tax and social contribution Other taxes due Loans and financing Debentures Derivative financial instruments Post-employment benefits Research and development and Energy efficiency Accounts payable related to concession Lease liability Fair value in the purchase and sale of power Other accounts payable Provision for allocation of PIS and Cofins credits Provisions for legal claims and other provisions EQUITY Attributable to controlling shareholders Share capital Capital reserves Equity valuation adjustments Treasury shares Legal reserves Profit retention reserve Accumulated Attributable to non-controlling interests TOTAL LIABILITIES & EQUITY 9,562,853 320,234 — 3,353,099 216,336 502,803 1,223,290 1,973,410 — 4,810 121,307 16,523 84,209 44,418 — 62,906 258,867 1,084,624 296,017 30,102,265 10,430 — 135,933 2,070,813 190,316 3,016,852 19,176,226 — 1,378,500 413,322 330,835 221,311 359,505 294,493 520,335 1,983,394 24,853,645 24,835,849 12,821,758 59,890 265,429 (113,067) 1,900,541 7,508,855 2,392,443 17,796 Dec-25 11,062,317 310,773 — 3,059,667 81,875 677,273 217,827 1,850,538 3,657 2,325,889 118,854 60,108 99,244 147,205 883,990 58,741 262,821 784,575 119,280 26,260,161 4,764 — 133,544 1,982,596 239,448 3,150,592 14,796,386 19,878 1,359,303 311,856 959,122 234,221 268,621 204,537 661,273 1,934,020 23,091,978 23,130,019 12,821,758 18,638 287,992 (113,389) 1,900,541 8,214,479 — (38,041) Δ% (13.6) 3.0 — 9.6 164.2 (25.8) 461.6 6.6 (100.0) (99.8) 2.1 (72.5) (15.1) (69.8) (100.0) 7.1 (1.5) 38.2 148.2 14.6 118.9 — — 4.4 (20.5) (4.2) 29.6 (100.0) 1.4 32.5 (65.5) (5.5) 33.8 44.0 (21.3) 2.6 7.6 7.4 — 221.3 (7.8) (0.3) — (8.6) — (146.8) 64,518,763 Summary Results Investments GenCo 60,414,456 6.8 TradeCo DisCo ESG Others Exhibits 40 │CONSOLIDATED RESULTS - Cash Flow R$ '000 09.30.2026 09.30.2025 CASH FLOWS FROM OPERATIONAL ACTIVITIES Net income from continuing operations 2,429,934 1,602,406 Adjustments to reconcile net income for the period with cash generation from operating activities: 3,814,139 3,241,320 Unrealized charges and monetary variations - net 2,294,242 2,045,697 Interest – bonus from the grant of concession agreements under the quota system (94,889) (94,742) Result of transmission concession contracts (826,416) (563,403) Income tax and social contribution 538,230 225,118 Deferred income tax and social contribution 293,244 466,781 Equity in earnings of investees (218,651) (202,001) Appropriation of post-employment benefits obligations 189,038 172,717 Appropriation of research and development and energy efficiency programs 169,092 148,920 Recognition of fair value of assets from the indemnity for the concession (317,327) (72,651) Sectorial financial assets and liabilities result (1,874,526) (1,551,696) Depreciation and amortization 1,221,068 1,092,755 Provision arising from the voluntary separation program 18,894 20,979 Long-Term Incentive Plan - ILP 42,214 10,416 Net operating estimated losses, provisions and reversals 249,735 240,010 Realization of added value in business combinations (2,357) (1,348) Fair value in energy purchase and sale operations (19,192) (24,973) Fair value adjustment of debt instruments and Hedge (Swap) 89,889 16,779 Result of write-offs of accounts receivable related to concession 1,042 2,093 Result of write-offs or disposal of contract assets 6,081 7,289 Result of write-offs or disposal of property, plant and equipment 1,464 4,551 Result of write-offs or disposal of intangible assets 45,786 75,985 Result of write-offs of use rights of assets and liabilities of leases – net 408 — Result from asset sales and business combinations (298,295) — Results from asset sales (117,269) (356,278) Others (7,300) (24,084) Decrease (increase) in assets 392,121 697,545 Trade accounts receivable 467,899 353,483 Dividends and interest on own capital received 63,214 164,241 Judicial deposits 50,353 46,386 Sectorial financial assets 197,334 502,571 Other receivables (154,322) (78,927) Inventories 19,573 (28,589) Income tax and social contribution recoverable (279,477) (181,801) Other taxes recoverable 47,859 (85,411) Prepaid expenses (20,312) 4,971 Related parties — 621 Increase (decrease) in liabilities (397,439) 166,499 Payroll, social charges and accruals 3,338 (51,271) Related parties — — Suppliers (157,669) 404,953 Other taxes 399,194 833,298 Post-employment benefits (167,388) (149,503) Sectorial charges due (43,585) 56,088 Research and development and energy efficiency (100,262) (199,080) Payable related to the concession (499,893) (84,955) Other accounts payable 342,510 (380,539) Provisions for legal claims (173,684) (262,492) COPEL | 3Q26 | 41 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits COPEL | 3Q26 | CASH GENERATED BY OPERATING ACTIVITIES 3,808,821 4,105,364 Income tax and social contribution paid Loans and financing - interest due and paid Debentures - interest due and paid Lease liabilities - interest paid NET CASH GENERATED FROM OPERATING ACTIVITIES (403,769) (230,535) (1,491,051) (22,520) 1,660,946 (249,631) (359,006) (963,399) (24,081) 2,509,247 CASH FLOWS FROM INVESTMENT ACTIVITIES Financial investments Additions to contract assets Additions to property, plant and equipment Additions to intangible assets Acquisitions of subsidiaries, net of cash acquired Acquisition of investments Investment disposal NET CASH USED FROM INVESTING ACTIVITIES 16,316 -1,371,059 0 — (1,060,804) 512,792 (619,981) (37,293) (88,352) -2,210,701-190,433 914,795 (108,137) (26,319) (1,499,225) (2,769,657) CASH FLOWS FROM FINANCING ACTIVITIES Loans and financing obtained from third parties Transaction costs of loans and financing obtained from third parties Issue of debentures Transaction costs in the issuing of debentures Payments of principal - loans and financing Payments of principal - debentures Payments of principal of lease liabilities Share buyback Dividends and interest on own capital paid 1,550,000 (851) 5,000,000 (120,205) (706,973) (927,696) (61,575) — (2,971,994) — — 5,000,000 (66,366) (1,202,171) (2,448,147) (49,859) (70,040) -1,249,037 NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES 1,760,706 (85,620) TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS Cash and cash equivalents at the beginning of the period Cash and cash equivalents at the end of the period Cash and cash equivalents from assets classified as held for sale CHANGE IN CASH AND CASH EQUIVALENTS Summary Results Investments 1,922,427 3,130,363 5,052,790 — 1,922,427 GenCo (346,030) 4,161,939 3,815,007 902 (346,030) TradeCo DisCo ESG Others Exhibits 42 │CONSOLIDATED RESULTS - Recurring Ebitda and Financial Result R$ '000 RECURRING EBITDA 2Q26 2Q25 Δ% 1H26 1H25 Δ% EBITDA 1,922.2 1,358.7 4147% 5,823.8 4,678.0 2449% (-/+) Fair value in the purchase and sale of energy 40.1 42.9 (6.5) (25.0) (25.0) — (-/+) Provision (reversal) Voluntary Separation Program — — — 21.0 21.0 — (-/+) Assets disposal /swap (110.0) (35.4) 210.7 (345.7) (345.7) — (-/+) Equity Income 93.0 (37.3) (349.3) (202.0) (202.0) — (-/+)NRV (8.6) (36.9) (76.7) (72.7) (72.7) — (+/-)Difference in Revenue from Corporate/Regulatory Transfer 61.2 45.4 34.8 121.9 121.9 — RECURRING EBITDA 1,998 1,337 49.4 5,321 4,176 27.4 2Q26 2Q25 Δ% 1H26 1H25 Δ% Financial Revenues 118,472 352,570 (66.4) 1,241,314 1,025,522 21.0 Income from investments held for trading 164,900 176,485 (6.6) 502,480 520,551 (3.5) Renegotiation of use of public property (Note 23) — — — 298,295 — — Late fees on electricity bills 62,176 83,284 (25.3) 236,962 246,843 (4.0) Interest on taxes to be compensated 19,405 37,409 (48.1) 80,730 120,716 (33.1) Monetary restatement and adjustment to present value of accounts payable related to concession 7 4,450 (99.8) 235 38,802 (99.4) Income and monetary restatement of judicial deposits 9,235 11,099 (16.8) 28,990 32,926 (12.0) Income from sectorial assets and liabilities (Note 8) 54,783 16,280 236.5 105,571 32,222 227.6 Fair value adjustment of debentures (Note 20) (192,116) 20,033 — — 20,033 — Effect of a swap on debentures (Note 20) 6,858 — — 6,858 — — (-) Pis/Pasep and Cofins on revenues (13,035) (14,714) (11.4) (52,755) (43,507) 21.3 Other financial revenues 6,259 18,244 (65.7) 33,948 56,936 (40.4) Financial Expenses (601,323) (795,131) (24.4) (2,582,611) (2,316,469) 11.5 Monetary variation, foreign exchange and debt service charges (572,609) (655,907) (12.7) (2,110,526) (1,869,617) 12.9 Monetary variation and adjustment to present value of accounts payable related to concession (7,656) (33,792) (77.3) (67,349) (121,537) (44.6) Income from sectorial assets and liabilities (Note 8) — — — — (77,774) (100.0) Monetary variation of litigation (Note 26.1) (46,226) (24,784) — (120,455) (57,080) — Uptade of provision for allocation of Pis and Cofins credits (Note 12.3) (15,980) (6,852) 133.2 (37,982) (52,717) (28.0) Adjust the fair value of debentures (Note 20) (59,407) — — (43,429) — — Swap effect on debentures (Note 20) 124,142 (36,812) — (53,318) (36,812) — Interest on lease liabilities (Note 24.2) (7,378) (8,055) (8.4) (22,784) (25,009) (8.9) Interest on tax installments (6,425) (7,097) — (18,648) (20,269) — Interest on R&D and PEE (note 22) (6,423) (6,600) (2.7) (18,648) (18,209) 2.4 Pis/ Pasep and Cofins taxes over interest on equity (3,700) (10,175) — (66,990) (10,231) — Exchange rate fluctuation on the purchase of electricity from Itaipu — — — — — — Other financial expenses 339 (5,057) (106.7) (22,482) (27,214) (17.4) Financial income (expenses) (482,851) (442,561) 9.1 (1,341,297) (1,290,947) 3.9 COPEL | 3Q26 | 43 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits │RESULT BY SUBSIDIARY - COPEL GET (GENCO) R$ '000 Income Statement 2Q26 2Q25 Δ% 1H26 1H25 Δ% OPERATING REVENUES 1,189,005 1,252,299 (5.1) 4,122,751 3,653,229 12.9 Electricity sales to distributors 814,469 878,430 (7.3) 2,842,014 2,678,548 6.1 Use of the main transmission grid 270,069 316,159 (14.6) 1,031,260 781,932 31.9 Construction revenue 101,003 54,530 85.2 232,651 165,671 40.4 Other operating revenues 3,464 3,180 8.9 16,826 27,078 (37.9) OPERATING COSTS AND EXPENSES (753,286) (727,611) 3.5 (2,151,851) (1,713,548) 25.6 Electricity purchased for resale (137,548) (179,725) (23.5) (337,919) (290,395) 16.4 Charges of main distribution and transmission grid (111,284) (125,444) (11.3) (355,748) (386,559) (8.0) Personnel and management (83,771) (65,370) 28.1 (244,873) (222,269) 10.2 Pension and healthcare plans (18,990) (16,887) 12.5 (58,571) (52,369) 11.8 Materials and supplies (7,835) (8,550) (8.4) (31,289) (24,628) 27.0 Third-party services (46,614) (58,239) (20.0) (152,890) (191,576) (20.2) Depreciation and amortization (191,594) (186,411) 2.8 (572,289) (541,112) 5.8 Provisions and reversals 3,241 (10,073) (132.2) (18,792) (16,842) 11.6 Construction cost (89,464) (52,084) 71.8 (210,648) (156,947) 34.2 Other cost and expenses (69,427) (24,828) 179.6 (168,832) 169,149 (199.8) EQUITY IN EARNINGS OF SUBSIDIARIES 93,986 35,603 164.0 214,913 200,940 7.0 PROFIT BEFORE FINANCIAL RESULTS AND TAXES 529,705 560,291 (5.5) 2,185,813 2,140,621 2.1 FINANCIAL RESULTS (265,835) (269,049) (1.2) (840,628) (762,640) 10.2 Financial income 24,059 109,843 (78.1) 358,469 335,363 6.9 Financial expenses (289,894) (378,892) (23.5) (1,199,097) (1,098,003) 9.2 OPERATIONAL EXPENSES/ INCOME 263,870 291,242 (9.4) 1,345,185 1,377,981 (2.4) INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT (83,343) (60,816) 37.0 (281,620) (365,997) (23.1) Income tax and social contribution on profit (78,048) (69,124) 12.9 (198,537) (199,814) (0.6) Deferred income tax and social contribution on profit (5,295) 8,308 — (83,083) (166,183) (50.0) NET INCOME continuing operations 180,527 230,426 (21.7) 1,063,565 1,011,984 5.1 NET INCOME discontinued operations — 18,898 — — 18,898 — NET INCOME 180,527 249,324 (27.6) 1,063,565 1,030,882 3.2 Attributed to shareholders of the parent company - continuing operations 180,527 230,426 (21.7) 1,063,565 1,011,984 5.1 Attributed to the parent company's shareholders from discontinued operations — 18,898 — — 18,898 — EBITDA continuing operations 721,299 746,702 (3.4) 2,758,102 2,681,733 2.8 COPEL | 3Q26 | 44 Summary Results Investments GenCo TradeCo DisCo ESG Others Exhibits COPEL | 3Q26 | │RESULT BY SUBSIDIARY - COPEL DIS (DISCO) R$ '000 Income Statement 2Q26 OPERATING REVENUES 2Q25 5,135,030 5,125,169 Electricity sales to final customers Electricity sales to distributors Use of the main distribution grid Construction revenue Fair value of assets from the indemnity for the concession Sectorial assets and liabilities result Other operating revenues OPERATING COSTS AND EXPENSES Electricity purchased for resale Charges of main transmission grid Personnel and management Pension and healthcare plans Materials and supplies Third-party services Depreciation and amortization Provisions and reversals Construction cost Other cost and expenses PROFIT BEFORE FINANCIAL RESULTS AND TAXES FINANCIAL RESULTS Financial income Financial expenses OPERATIONAL EXPENSES/ INCOME INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT Income tax and social contribution on profit Deferred income tax and social contribution on profit NET INCOME (LOSS) EBITDA 1,934,866 1,463,734 1,993 183,393 2,171,646 1,556,805 522,102 8,557 346,698 149,168 898,292 36,909 845,437 140,599 (4,228,857) (4,616,771) (2,150,312) (2,344,772) (807,742) (161,255) (41,844) (15,685) (234,176) (210,080) (59,683) (522,102) (25,978) (678,247) (115,838) (38,056) (10,255) (216,410) (179,433) (73,628) (898,292) (61,840) 906,173 508,398 (210,627) (179,977) 64,708 (275,335) 194,454 (374,431) 695,546 328,421 (219,055) (103,077) (190,459) (28,596) — (103,077) 476,491 225,344 Δ% 1H26 1H25 Δ% 0.2 15,029,387 13,986,101 32.2 5,313,391 4,770,004 (98.9) 30,178 284,740 39.5 5,614,835 4,782,283 (41.9) 1,611,945 2,269,611 (76.8) 317,327 72,651 (59.0) 1,701,132 1,408,164 6.1 440,579 398,648 (8.4) (12,708,458) (12,532,390) (8.3) (6,651,729) (6,170,339) 19.1 (2,225,881) (2,024,457) 39.2 10.0 52.9 8.2 17.1 (18.9) (455,911) (127,176) (44,154) (646,373) (618,752) (223,435) (399,998) (115,521) (38,275) (617,866) (519,851) (221,736) (41.9) (1,611,945) (2,269,611) (58.0) (103,102) (154,736) 78.2 2,320,929 1,453,711 17.0 (708,373) (569,070) (66.7) 514,911 519,387 (26.5) (1,223,284) (1,088,457) 111.8 1,612,556 884,641 112.5 (437,788) (273,909) — (249,929) (72.3) (187,859) — (273,909) 111.5 1,174,768 610,732 7.5 11.4 (89.4) 17.4 (29.0) 336.8 20.8 10.5 1.4 7.8 9.9 14.0 10.1 15.4 4.6 19.0 0.8 (29.0) (33.4) 59.7 24.5 (0.9) 12.4 82.3 59.8 — (31.4) 92.4 1,116,253 687,831 Summary Results Investments GenCo 62.3 2,939,681 1,973,562 49.0 TradeCo DisCo ESG Others Exhibits 45 COPEL | 3Q26 | │RESULT BY SUBSIDIARY - COPEL COM (TRADECO) R$ '000 Income Statement 2Q26 2Q25 Δ% 1H26 1H25 Δ% OPERATING REVENUES Electricity sales to final customers Electricity sales to distributors Other operating revenues OPERATING COSTS AND EXPENSES Electricity purchased for resale Personnel and management Pension and healthcare plans Materials and supplies Third-party services Depreciation and amortization Provisions and reversals Other cost and expenses PROFIT BEFORE FINANCIAL RESULTS AND TAXES FINANCIAL RESULTS Financial income Financial expenses OPERATIONAL EXPENSES/ INCOME INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT Income tax and social contribution on profit Deferred income tax and social contribution on profit NET INCOME (LOSS) EBITDA 1,283,572 1,122,386 340,207 982,900 (39,535) 414,694 750,140 (42,448) (1,294,573) (1,172,599) (1,283,547) (1,162,277) (9,005) (478) (15) (1,111) (492) 820 (745) (11,001) 2,999 3,163 (164) (8,002) (485) (15,419) 14,934 (8,487) (5,504) (429) (113) (724) (500) (314) (2,738) (50,213) 9,190 9,322 (132) (41,023) 13,985 (963) 14,948 (27,038) 14.4 (18.0) 31.0 (6.9) 10.4 10.4 63.6 11.4 (86.7) 53.5 (1.6) (361.1) (72.8) (78.1) (67.4) (66.1) 24.2 (80.5) (103.5) 1501.1 (0.1) (68.6) 3,822,682 3,209,841 938,437 2,862,909 21,336 1,212,945 1,969,890 27,006 (3,774,722) (3,153,561) (3,741,762) (3,125,498) (22,985) (1,413) (50) (3,204) (1,498) 627 (4,437) 47,960 11,563 12,052 (489) 59,523 (20,578) (15,419) (5,159) 38,945 (14,340) (1,302) (222) (2,730) (1,387) (1,552) (6,530) 56,280 28,799 29,213 (414) 85,079 (29,105) (21,069) (8,036) 55,974 19.1 (22.6) 45.3 (21.0) 19.7 19.7 60.3 8.5 (77.5) 17.4 8.0 (140.4) (32.1) (14.8) (59.8) (58.7) 18.1 (30.0) (29.3) (26.8) (35.8) (30.4) (10,509) Summary Results Investments GenCo (49,713) — % 49,458 57,667 (14.2) % TradeCo DisCo ESG Others Exhibits 46

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 12, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.